As filed with the Securities and Exchange Commission on August 27, 2008
Registration Nos. 333-                   and 811-07132

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment Number	☐
Post-Effective Amendment Number:	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment Number: 26	☒

(Check appropriate box or boxes)

Separate Account II of National Integrity Life Insurance Company

(Exact Name of Registrant)

National Integrity Life Insurance Company

(Name of Depositor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Depositor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Depositor’s Telephone Number, including Area Code)

The Western and Southern Life Insurance Company

(Name of Guarantor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Guarantor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Guarantor’s Telephone Number, including Area Code)

Copy to:
Rhonda S. Malone, Esq.	Michael Berenson
Associate Counsel -Securities	Senior Counsel
Western & Southern Financial Group, Inc.	Morgan Lewis, Bockius LLP
400 Broadway	1111 Pennsylvania Ave., NW
Cincinnati, Ohio 45202	Washington, D.C. 20004-2541

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Flexible Premium Variable Annuity

Rollover Variable Annuity

February 14, 2009

National Integrity Life Insurance Company

Separate Account II

This prospectus describes a flexible premium variable annuity contract.  The contract must be issued as a traditional IRA, Roth IRA, or SEP IRA (collectively referred to as IRAs).  This contract does not provide the tax advantages typically provided by an annuity contract.  The tax treatment of this contract exists solely through its qualification as an IRA.

This prospectus contains information about the contract that you should know before investing.  You should read this prospectus and any supplements, and retain them for future reference.

You may invest your premiums in any of the Subaccounts listed below.

iShares® S&P 500 Index™ Fund
iShares S&P® 500 Growth Index Fund
iShares S&P 500® Value Index Fund
iShares S&P MidCap 400 Index™ Fund
iShares S&P SmallCap 600 Index™ Fund
iShares MSCI EAFE® Index Fund
iShares Lehman Short Treasury Bond Fund
iShares Lehman Aggregate Bond Fund
iShares iBoxx® $High Yield Corporate Bond Fund
iShares Cohen & Steers Realty Majors Index Fund
iShares MSCI™ Emerging Markets Index Fund
iShares S&P GSCI™ Commodity-Indexed Trust

The funds available under this contract are also available for direct purchase by the general public.  If you purchase shares of these funds directly from a broker-dealer, you will not pay separate account expenses; however, you will also not have access to an Annuity Benefit and an optional guaranteed living benefit with guaranteed Death Benefit.  Because of these additional separate account expenses, which affect your contract values and the returns on your investments, you should refer only to information about returns on the Subaccount Units available through this contract, and should not refer to information about returns on these funds that may be available through alternate sources.

We seek to protect our proprietary position by, among other methods, filing United States patent applications related to our proprietary business processes, technology, inventions and improvements that are important to the development of our business, and to prevent others from infringing our proprietary rights.  To that end, we have filed for patent protection of this investment product and its related business processes with the United States Patent Office, so that this investment product and the business processes related to it may now accurately be characterized as patent pending.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined that this prospectus is adequate.  Any representation to the contrary is a criminal offense.

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A registration statement relating to this contract, which includes a Statement of Additional Information (SAI) dated February 14, 2009, has been filed with the SEC (file numbers 811-07132 and                 ).  The SAI is incorporated by reference into this prospectus.  A free copy of the SAI is available by sending in the form at the bottom of this page, or by writing or calling our Administrative Office listed in the Glossary.  The table of contents for the SAI is found in Part 9 of this prospectus.

You can review and copy information about this annuity contract at the SEC’s Public Reference Room in Washington, D.C.  For hours of operation of this Public Reference Room, please call 202-551-8090.  You may also obtain information about this annuity contract on the SEC’s Internet site at http://www.sec.gov.  Copies of that information are also available, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing the SEC’s Public Reference Section, 100 F. Street NE, Washington, D.C. 20459-0102.

This prospectus does not constitute an offering in any jurisdiction where such offering may not lawfully be made.  No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

iShares® is a registered mark of Barclays Global Investors, N.A. (BGI).  All other trademarks, service marks or registered trademarks are the property of their respective owners.  BGI’s only relationship to National Integrity is the licensing of certain trademarks and trade names of BGI.  National Integrity’s variable annuity products are not sponsored, endorsed, sold or promoted by BGI.  BGI makes no representations or warranties to the owners of National Integrity’s variable annuity products or any member of the public regarding the advisability of investing in them.  BGI has no obligation or liability in connection with the operation, marketing or trading of National Integrity’s variable annuity products.

“Lehman Brothers U.S. Aggregate Index” and “Lehman Brothers Short U.S. Treasury Index” are trademarks of Lehman Brothers; “MSCI Emerging Markets Index” and “MSCI EAFE® Index” are service marks of MSCI Inc.; “S&P®”, “S&P 500®”, “S&P 500 Index™”, “S&P 500/Citigroup Growth Index™”, “S&P 500/Citigroup Value Index™”, “S&P MidCap 400 Index™”, “S&P SmallCap 600 Index™”, “S&P GSCI™” and “GSCI®” and are trademarks of The McGraw-Hill Companies, Inc.; “Cohen & Steers” is a trademark and “Cohen & Steer Realty Majors Index®” is a registered trademark of Cohen and Steers Capital Management, Inc.; “iBoxx® Liquid High Yield Index” is a trademark of International Index Company.

This annuity is not a bank product and is not an obligation of, nor guaranteed by, the financial institution where it is offered.  It is not insured by the FDIC, NCUSIF or other federal entity.  It is subject to investment risks, including possible loss of the principal amount invested.

To request a copy of the Statement of Additional Information for this variable annuity dated February 14, 2009, tear off this section and mail it to us at the Administrative Office listed in the Glossary.

Name:

Address:

Phone:

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TABLE OF CONTENTS

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Glossary	5
Part 1 - Fees and Expense Tables and Summary of Contract	7
Fees and Expenses	7
Contract Owner Transaction Expenses	7
Separate Account Annual Expenses	7
Total Annual Fund Operating Expenses	7
Brokerage Expenses	8
Examples	9
Summary of the Contract	10
This Contract is an IRA	10
Parties to the Contract	10
Your Rights and Benefits	10
Investment Goals and Risks	10
Subaccounts	11
Account Value and Surrender Value	11
Free Look Period	11
Part 2 - National Integrity and the Separate Account	12
National Integrity Life Insurance Company	12
Separate Account II and the Subaccounts	12
Distribution of Variable Annuity Contracts	12
Changes In How We Operate	12
Part 3 - Your Investment Options	13
The Funds	13
Part 4 - Deductions and Charges	15
Mortality and Expense Risk Charge	15
Reduction of the Mortality and Expense Risk Charge	15
Fund Expenses	15
Brokerage Expenses	15
Withdrawal Charge	16
Reduction or Elimination of the Withdrawal Charge	16
Disability Waiver	16
Commission Allowance and Additional Payments to Distributors	17
Optional Benefit Charges	17
Tax Reserve	17
State Premium Tax	17
Part 5 – Terms of Your Variable Annuity	17
Purchasing the Contract	17
Premiums Payments	18
Units in Our Separate Account	19
How We Determine Unit Value	19
Allocations and Transfers	20
Detrimental Effect of Trading on Unit Values	21
Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading	21
Withdrawals	21
Free Withdrawal Amount	21
Assignments	22
Death Benefit	22
Maturity Date and Annuity Benefit	23
Annuity Benefit Payments	24

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Timing of Payment	24
How You Make Requests and Give Instructions	24
Part 6 - Optional Benefits	24
Guaranteed Lifetime Withdrawal Benefit Plus	24
Lifetime Payout Amount	25
Nonguaranteed Withdrawal	25
Other Important Facts about Withdrawals:	26
GLWB Death Benefit	26
GLWB Plus Charge	27
GLWB Plus Investment Strategies	28
Transfer and Allocation Restrictions	29
Withdrawal Protection for Required Minimum Distributions	29
Guaranteed Payment Phase	29
Cancellation and Termination of Rider	30
Additional Restrictions	30
Examples	30
Part 7 - Voting Rights	31
How ETF Shares Are Voted	31
How We Determine Your Voting Shares	31
Separate Account Voting Rights	31
Part 8 - Tax Aspects of the Contract	31
Tax Status of the Contract	31
Types of IRAs	32
Required Minimum Distributions	32
Premature Distributions	33
Rollovers and Transfers	33
Inherited IRAs	33
Federal and State Income Tax Withholding	33
Tax Status of Company	34
Transfers Among Subaccounts	34
Seek Tax Advice	34
Part 9 - Additional Information	34
Systematic Withdrawal Program	34
Income Plus Withdrawal Program	35
Choices Plus Required Minimum Distribution Program	35
Dollar Cost Averaging Program	35
Customized Asset Rebalancing Program	36
Legal Proceedings	36
Table of Contents of Statement of Additional Information	36
Appendices
Appendix A - Financial Information for Separate Account II of National Integrity	38
Appendix B - Illustration of Guaranteed Lifetime Withdrawal Benefit Plus	40

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GLOSSARY

Account Value - the value of your contract, which consists of the value of your Subaccount Units added together

Administrative Office - the address you are required to use to make requests and give instructions about your variable annuity:

Regular or Express Mail:
National Integrity Life Insurance Company
15 Matthews Street, #200
Goshen, New York 10924
Phone:
1-800-433-1778

Annuitant - the person whose life is used to determine the Maturity Date of the contract and the amount of the Annuity Benefit

Annuity Benefit - periodic payments beginning on your Annuity Date

Annuity Date - any date before the Maturity Date that you choose to begin your Annuity Benefit

Business Day - any day that the American Stock Exchange is open

Contract Anniversary - occurs once annually on the same day as the Contract Date

Contract Date - the date we issue you the contract; it is shown on the schedule page of your contract

Contract Year - a year that starts on your Contract Date or any Contract Anniversary

Death Benefit - benefit paid to a named beneficiary on the death of the owner

Exchange Traded Fund (ETF) - pooled investment fund in which each Subaccount invests; ETFs usually track an index or reflect the price of a commodity as measured by an exchange

Free Look Period - a period of time, usually 10 days, after your receive the contract during which you may cancel your contract

Free Withdrawal Amount - the amount you may withdraw in any Contract Year without paying applicable withdrawal charges

Guaranteed Lifetime Withdrawal Benefit Plus (GLWB Plus) - an optional benefit that provides a guaranteed minimum value will be available for withdrawal each calendar year regardless of your Account Value and a guaranteed minimum Death Benefit

GLWB Plus Investment Strategies - Investment Strategies available for the GLWB Plus Rider

IRA – Individual Retirement Annuity under section 408(b), 408(k) or 408A of the Internal Revenue Code

Maturity Date - the Annuitant’s 100th birthday, which is the latest date you can begin your Annuity Benefit or receive a lump sum payment

Rider - a supplement to your contract that provides optional benefits at an additional cost

Separate Account - Separate Account II of National Integrity Life Insurance Company.  Its assets are segregated by National Integrity and divided into subaccounts

Subaccount – a division of the Separate Account which invests exclusively in a single ETF

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Surrender Value - your Account Value reduced by any withdrawal charges

Unit - measure of your ownership interest in a Subaccount

Unit Value - value of each Unit calculated on any Business Day

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Part 1 – Fees and Expense Tables and Summary of Contract

Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, withdrawing from and surrendering the contract.

The first table describes the fees and expenses, if any, that you will pay at the time you buy the contract, withdraw from or surrender the contract, or transfer value among Subaccounts.  State premium tax may also be deducted.(1)

Contract Owner Transaction Expenses

Maximum Deferred Sales Load (withdrawal charge) as a percentage of premiums(2)	7%

The following table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Total Annual Fund Operating Expenses.

Separate Account Annual Expenses assessed daily as a percentage of value charged

	Maximum Charge	Current Charge
Mortality and Expense Risk Charge	1.75%	x	%
Optional Guaranteed Lifetime Withdrawal Benefit and Guaranteed Death Benefit, Investment Strategy 1	1.20%	x	%
Optional Guaranteed Lifetime Withdrawal Benefit and Guaranteed Death Benefit, Investment Strategy 2	1.20%	x	%
Optional Guaranteed Lifetime Withdrawal Benefit and Guaranteed Death Benefit, Investment Strategy 3	1.20%	x	%
Highest Possible Total Separate Account Annual Expenses(3)	2.95%	x	%

Total Annual Fund Operating Expenses

The total gross operating expenses charged by the funds that you will pay periodically during the time you own the contract range from:

Minimum: 0.09%	Maximum: 0.75%

Details of the fund operating expenses are on the next page.

(1) State premium taxes currently range from 0 to 3.5%.

(2) Withdrawal charges are eliminated for each premium after it reaches 5 years old.  See Part 4.

(3) You may elect only one of the optional Guaranteed Lifetime Withdrawal Benefit and guaranteed Death Benefit Investment Strategies.  Therefore the highest possible total separate account annual expenses reflect the election of Investment Strategy 3, which carries the highest cost.

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Gross annual fund expenses(4) prior to any waivers and reimbursements as a percentage of average net assets in each fund:

Fund	Management Fees	12b-1 Fee	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Gross Expenses
iShares S&P 500 Index Fund (1)	0.09%	0.00%	0.00%	0.00%	0.09%
iShares Lehman Short Treasury Bond Fund (1)	0.15%	0.00%	0.00%	0.00%	0.15%
iShares S&P 500 Growth Index Fund (1)	0.18%	0.00%	0.00%	0.00%	0.18%
iShares S&P 500 Value Index Fund (1)	0.18%	0.00%	0.00%	0.01%	0.19%
iShares S&P MidCap 400 Index Fund (1)	0.20%	0.00%	0.00%	0.00%	0.20%
iShares S&P SmallCap 600 Index Fund (1)	0.20%	0.00%	0.00%	0.00%	0.20%
iShares Lehman Aggregate Bond Fund (1)	0.20%	0.00%	0.00%	0.04%	0.24%
iShares MSCI EAFE Index Fund (1)	0.34%	0.00%	0.00%	0.00%	0.34%
iShares Cohen & Steers Realty Majors Index Fund (1)	0.35%	0.00%	0.00%	0.00%	0.35%
iShares iBoxx $High Yield Corporate Bond Fund (1)	0.50%	0.00%	0.00%	0.00%	0.50%
iShares MSCI Emerging Markets Index Fund (1)	0.74%	0.00%	0.00%	0.00%	0.74%
iShares S&P GSCI Commodity Indexed Trust (2)	0.75%	0.00%	0.00%	0.00%	0.75%

(1) The iShares Trust’s Investment Advisory Agreement provides that Barclays Global Fund Advisors will pay all operating expenses of the fund, except interest expense and taxes (both expected to be de minimis), any brokerage expenses, future distribution fees or expenses and extraordinary expenses.

(2) The management fee accrues daily and is paid monthly in arrears to the fund’s sponsor at the annualized rate stated in the table multiplied by the adjusted net asset value of the trust.  The fee includes administrative and marketing expenses.

Brokerage Expenses

The brokerage expenses are incurred when each Subaccount buys or sells ETF shares to support the aggregate purchases, redemptions and transfers of Units by contract owners.  We expect that the brokerage expenses incurred by each Subaccount will be approximately $0.03 per share of ETF we buy or sell.  This cost is borne by contract owners of each Subaccount collectively, and will reduce the Unit Value.  This amount may increase or decrease over time.

(4) The ETF expenses were provided in the most recent ETF prospectuses.  We have not independently verified the information.  Current or future expenses may be greater or less than those shown.  More detail concerning each fund’s fees and expenses is contained in the prospectus for each ETF.

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Examples

The examples that follow are intended to help you compare the cost of investing in this contract with the cost of investing in other variable annuity contracts.  Each example assumes that you invest $10,000 in the contract for the time period indicated.  Each example also assumes that your investment has a 5% return each year, net of brokerage costs.  Your actual return may be higher or lower.

The following example includes the maximum mortality and expense risk charge, maximum ETF operating expenses, and withdrawal charges; it also assumes you elect the GLWB Plus Rider at the maximum cost.  If the current mortality and expense risk charge and current cost of the GLWB Plus Rider were used, the total cost would be less than indicated in this example.  Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$	$	$	$

If you remain invested in the contract, or if you select an Annuity Benefit with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$	$	$	$

The following example includes the current mortality and expense risk charge, withdrawal charges, and maximum ETF operating expenses; it also assumes you do not elect the GLWB Plus Rider.  Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$	$	$	$

If you remain invested in the contract, or if you select an Annuity Benefit with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$	$	$	$

Accumulation Unit Values

See Appendix A

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Summary of Contract

This Contract is an IRA

This contract is a variable annuity that must be issued as an Individual Retirement Annuity (IRA) as defined by section 408(b), 408A or 408(k) of the Internal Revenue Code of 1986, as amended (Tax Code).  The contract itself does not provide the tax advantages typically provided by a variable annuity.  The tax advantages available with this contract exist solely through the contract’s qualification as an IRA.

You should read Part 8, “Tax Aspects of the Contract” for more information and consult a tax adviser.  Most of the withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty on the amounts withdrawn.

Parties to the Contract

•                  National Integrity Life Insurance Company - “We,” “our,”  “us,”  “the Company” and “National Integrity” mean National Integrity Life Insurance Company.

•                  Owner - “You” and “your” mean the owner.  This variable annuity contract is a contract between you and us.  You, as the owner, have certain rights under the contract.  Because this contract is an IRA, joint owners are not allowed and you may not transfer ownership.

•                  Annuitant - The Annuitant, which must also be you, is the person whose life is used to determine the Maturity Date of the contract and the amount of the Annuity Benefit, when elected.  The Annuitant must be a natural person, and cannot be changed after the Contract Date.  Joint Annuitants are not allowed until an Annuity Benefit is elected and will have no effect until the Annuity Date.

•                  Beneficiary - the beneficiary is the person or persons you name to receive the Death Benefit upon your death prior to the Annuity Date.

•                  Custodial Account - If the contract is purchased through an established IRA custodial account, the contract owner will be considered the account, the Annuitant will generally be the account owner, and the account must be the beneficiary.

Your Rights and Benefits

As the owner of the contract, you have the following rights, subject to the rules and significant limitations stated in this prospectus:

•                  To contribute, transfer and withdraw money.  See Part 5

•                  To invest your premiums in the Subaccounts.  See Part 3

•                  To elect the optional Guaranteed Lifetime Withdrawal Benefit Rider with Guaranteed Death Benefit (for an additional cost).  See Part 6

•                  To elect an Annuity Benefit.  See Part 5, section titled “Maturity Date and Annuity Benefit”

•                  To name one or more beneficiaries to receive the Death Benefit.  See Part 5, section titled “Death Benefit”

Investment Goals and Risks

This contract allows you to accumulate money for retirement or other long-term goals.  This contract is intended for long-term investing only and is not intended as a vehicle for frequent trading.  Transfers among Subaccounts are strictly limited under the terms of this contract.  See Part 5, section titled “Allocations and Transfers.”

An investment in any of the Subaccounts carries with it certain risks, including the risk that the value of your investment will decline and you could lose money.  The Subaccounts invest in ETFs, most of which invest in common stocks.  You could lose money if one of the issuers of the stocks in which your Subaccounts invest through its underlying ETF becomes financially impaired or if the market as a whole

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declines.  There is also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

For a complete discussion of the risks associated with investing in any particular Subaccount, see the prospectus of the corresponding ETF.

Subaccounts

You may invest in the Subaccounts available in this contract, which are listed in Part 3.  Each Subaccount invests in the shares of a distinct ETF.  The value of your Subaccount will vary due to the performance of the corresponding ETF and the market price of the ETF shares.

ETFs are pooled investment funds that sell shares, similar to mutual funds, but unlike mutual fund shares, ETF shares are traded throughout the day on exchanges, such as the American Stock Exchange.  ETF shares may trade at, above or below their net asset value.  ETFs usually seek investment results that correspond generally to an index.  The returns on the ETF shares will not precisely correlate with the performance of the index.  You cannot invest directly in an index.

Account Value and Surrender Value

Your Account Value consists of the values of your Subaccount Units added together.  Any amount allocated to a Subaccount will go up or down in value depending on the investment experience of the ETF and the market price of the ETF shares.  The value of premiums allocated to the Subaccounts is not guaranteed.  Your Account Value is subject to various charges.  See Part 4.

Your Surrender Value is equal to your Account Value, minus any withdrawal charges.  See Part 4.

Your minimum Account Value is $2,000.  If the Account Value goes below $2,000 and we have received no premiums from you for two years, we reserve the right to terminate the contract and pay you the Account Value.  We will notify you in advance and will give you at least 60 days to contribute additional premium.  This minimum does not apply if you have the GLWB Plus Rider.

Free Look Period

You may cancel your contract within ten days after you receive it by returning it to our Administrative Office by mail, postmarked within the ten-day period.  We will extend the ten day period if required by state law.  If you cancel your contract, we will return your Account Value, which will be your premium net of any investment performance of the Subaccounts and any applicable charges.  The Account Value may be more or less than your original premium.  You bear the investment risk during the Free Look Period, as well as any fees and charges incurred during the period your contract is in force.  See Part 4 for further discussion of the fees and charges.

If your state requires that we return at least the amount of your premium, we will return the greater of the amount required by state law and your Account Value.  In those states, during the Free Look Period, and for 4 days after the Free Look Period, we will hold your premiums in the iShares Lehman Short Treasury Bond Fund Subaccount.  The iShares Lehman Short Treasury Bond Fund is not a money market fund.  It does not seek to maintain a constant share price of $1.00 per share, and will fluctuate in value.  See Part 3 and the prospectus for the iShares Lehman Short Treasury Bond Fund for more information.  Upon the expiration of the Free Look Period, we will move your Account Value to the Subaccounts you selected.  If the Free Look Period expires on a day other than a Business Day, we will move your premium on the next Business Day.

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Part 2 – National Integrity and the Separate Account

National Integrity Life Insurance Company

National Integrity is a stock life insurance company incorporated under the laws of New York on November 22, 1968.  Our home office is located at 15 Matthews Street, #200, Goshen, New York 10924.  We are authorized to sell life insurance and annuities in 8 states and the District of Columbia.  National Integrity is a subsidiary of The Western and Southern Life Insurance Company, a life insurance company organized under the laws of the State of Ohio on February 23, 1888.  The Western and Southern Life Insurance Company has guaranteed the insurance obligations of National Integrity to its contract owners, including the owners of this contract (the Guarantee).  Insurance obligations include optional guaranteed living benefit with guaranteed Death Benefit, and the Annuity Benefit, if elected.  The Guarantee does not guarantee investment performance.  The Guarantee provides that contract owners can enforce the Guarantee directly.

Separate Account II and the Subaccounts

Separate Account II was established in 1992, and is maintained under the insurance laws of the State of New York.  The Separate Account is a unit investment trust, which is a type of investment company under the Investment Company Act of 1940 (1940 Act).  The Separate Account is divided into Subaccounts, each of which invests in shares of a distinct ETF.  We may add, substitute or close Subaccounts from time to time, and we may limit the amount of your investment in one or more of the Subaccounts on a nondiscriminatory basis.  The Subaccounts currently available to you are listed in Part 3.

Under New York law, we own the assets of our Separate Account and use them to support the Subaccounts of your contract and other variable annuity contracts.  You participate in the Separate Account in proportion to the amounts in your contract.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses.  The assets of the Separate Account may not be charged with the liabilities arising out of our other businesses.  We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in the Separate Account.

Distribution of Variable Annuity Contracts

Touchstone Securities, Inc., an affiliate of National Integrity, serves as the principal underwriter for our variable annuity contracts.  The principal business address of Touchstone Securities is 303 Broadway, Suite 1100, Cincinnati, Ohio 45202.  The contracts are sold by individuals who represent us as insurance agents and who are also registered representatives of broker-dealers or financial institutions that have entered into distribution agreements with us.

Changes in How We Operate

We can change how the Company or our Separate Account operates, subject to your approval when required by the 1940 Act or other applicable laws.  We will notify you if any changes result in a material change in the underlying investments of a Subaccount.  We may:

•                  add, remove, change, combine or limit investment in Subaccounts or withdraw assets relating to your contract from one Subaccount and put them into another;

•                  register or end the registration of the Separate Account under the 1940 Act;

•                  operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are “interested persons” of National Integrity);

•                  restrict or eliminate any voting rights of owners or others that affect our Separate Account;

•                  cause one or more Subaccounts to invest in an investment other than or in addition to the ETFs; or

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•                  operate our Separate Account or one or more of the Subaccounts in any other form the law allows, including a form that allows us to make direct investments.  We may make any legal investments we wish.

PART 3 - Your Investment Options

You may invest your premiums to this contract in the Subaccounts, subject to any restrictions described in this prospectus.

Each Subaccount invests in the shares of a distinct ETF (also referred to as a “fund”).  The value of your Subaccount will vary with the performance of the corresponding ETF and the market price of the ETF shares.  For a full description of each ETF, see that ETF’s prospectus.

The Funds

A brief description of each fund and the name of the investment adviser or manager are provided below.  Each fund has risks associated with investing, which are described in that fund’s prospectus.  For a prospectus containing more complete information on any fund, call our Administrative Office toll-free at 1-800-325-8583.

iShares® Trust

iShares Trust (Trust) is a registered investment company that consists of separate investment portfolios called funds.  Barclays Global Fund Advisors (BGFA) is the investment adviser to each fund in the Trust.  The Trust funds in which the Subaccounts invest are listed below.  Each fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of an underlying index.

BGFA uses a “passive” or indexing approach to try to achieve each fund’s investment objective.  Unlike many investment companies, the fund does not try to “beat” the index it tracks.  Each fund generally invests at least 90% of its assets in securities of the underlying index and depositary receipts representing securities of the underlying index.  The fund may invest the remainder of its assets in securities not included in its underlying index but which BGFA believes will help the fund track its underlying index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BGFA.  BGFA uses a representative sampling indexing strategy to manage each fund as described in the fund’s prospectus.

iShares S&P 500 Index Fund

The underlying index for this fund is the S&P 500 Index.  This index measures the performance of the large-capitalization segment of the U.S. equity market.  As of May 31, 2008, the index included approximately 79% of the market capitalization of all publicly-traded U.S. securities.  The component stocks are weighted according to the float-adjusted market value of their outstanding shares.

iShares Lehman Short Treasury Bond Fund

The underlying index for this fund is the Lehman Brothers Short U.S. Treasury Index.  This index measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of between one and 12 months.  As of May 31, 2008, there were 46 issues in the index.

iShares S&P 500 Growth Index Fund

The underlying index for this fund is the S&P 500/Citigroup Growth Index.  This index measures the performance of the large-capitalization growth sector of the U.S. equity market.  It is a subset of the S&P 500 Index and consists of those stocks in the S&P 500 Index exhibiting the strongest growth characteristics, as determined by the index provider, representing approximately 53% of the market capitalization of the S&P 500 Index as of May 31, 2008.

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iShares S&P 500 Value Index Fund

The underlying index for this fund is the S&P 500/Citigroup Value Index.  This index measures the performance of the large-capitalization value sector of the U.S. equity market.  It is a subset of the S&P 500 Index and consists of those stocks in the S&P 500 Index exhibiting the strongest value characteristics, as determined by the index provider, representing approximately 47% of the market capitalization of the S&P 500 Index as of May 31, 2008.

iShares S&P MidCap 400 Index Fund

The underlying index for this fund is the S&P MidCap 400 Index.  This index measures the performance of the mid-capitalization sector of the U.S. equity market.  As of May 31, 2008, the index included approximately 7% of the market capitalization of all U.S. equity securities.  The stocks in the index have a market capitalization between $1.5 billion and $5.5 billion (which may fluctuate depending on the overall level of the equity markets) and are selected for liquidity and industry group representation.  The index consists of stocks from a broad range of industries.

iShares S&P SmallCap 600 Index Fund

The underlying index for this fund is the S&P SmallCap 600 Index.  This index measures the performance of the small-capitalization sector of the U.S. equity market.  As of May 31, 2008, the index included approximately 3% of the market capitalization of all U.S. equity securities.  The stocks in the index have a market capitalization between $300 million and $2 billion (which may fluctuate depending on the overall level of the equity markets) and are selected for liquidity and industry group representation.

iShares Lehman Aggregate Bond Fund

The underlying index for this fund is the Lehman Brothers U.S. Aggregate Index.  This index measures the performance of the U.S. investment grade bond market, which includes investment grade U.S. Treasury bonds, government-related bonds, investment-grade corporate bonds, mortgage pass-through securities, commercial mortgage-backed securities and asset-backed securities that are publicly offered for sale in the United States.

iShares MSCI EAFE Index Fund

The underlying index for this fund is the MSCI EAFE®.  The index has been developed by MSCI as an equity benchmark for its international stock performance.  The index includes stocks from Europe, Australasia (Australia and Asia) and the Far East.  The fund will concentrate its investments in a particular industry or geographic region to approximately the same extent the index is so concentrated.

iShares Cohen & Steers Realty Majors Index Fund

The underlying index for this fund is the Cohen & Steers Realty Majors Index.  This index consists of selected REITs.  The objective of the index is to represent relatively large and liquid REITs that may benefit from future consolidation and securitization of the U.S. real estate industry.  REITs are selected for inclusion in the index based on rigorous review of several factors including management, portfolio quality, and sector and geographic diversification.  The REITs selected must meet minimum market capitalization and liquidity requirements.  The index is weighted according to the total market value of each REIT’s outstanding shares and is adjusted quarterly so that no REIT represents more than 8% of the index.  The fund will concentrate its investments in a particular industry or group of industries to approximately the same extent that the index is so concentrated.  Within the REIT market, the index is diversified across property sectors that represent the current market.  Because all of the securities included in the index are issued by companies in the real estate sector, the fund will be concentrated in the real estate industry.

iShares iBoxx $ High Yield Corporate Bond Fund

The underlying index for this fund is the iBoxx $ Liquid High Yield Index.  This index is a rules-based index consisting of the most liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, as determined by the index provider.  The index is designed to provide a balanced representation of the U.S. dollar-denominated high yield corporate bond market through some of the most liquid high yield corporate bonds available.  The number of issues in the index is typically 50, although this may change from time to time.  Index constituents are equally weighted.

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iShares MSCI Emerging Markets Index Fund

The underlying index for this fund is the MSCI Emerging Markets Index.  This index is designed to measure equity market performance in the global emerging markets.  As of September 30, 2007, the index consisted of the following 25 emerging market country indexes: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey.  As of September 30, 2007, the index’s three largest industries were materials, energy and banks.  In order to improve its portfolio liquidity and its ability to track the index, the fund may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the index.

iShares S&P GSCI Commodity Indexed Trust

Barclays Global Investors International, Inc. is the sponsor of the trust and manager of the investing pool; Barclays Global Investors, N.A. is the trustee of the trust.  The investment objective of the trust is to seek investment results that correspond generally, but are not necessarily identical, to the performance of the S&P GSCI Total Return Index.  The investing pool also earns interest on the assets used to collateralize its holdings of CERFs.  The investing pool holds long positions in CERFs, which are futures contracts listed on the Chicago Mercantile Exchange, that have a term of approximately five years after listing and whose settlement at expiration is based on the value of the S&P GSCI Excess Return Index, or S&P GSCI-ER, at that time.

Part 4 - Deductions and Charges

Mortality and Expense Risk Charge

We deduct a daily charge equal to an annual effective rate of x% of your Account Value to cover mortality and expense risk and certain administrative expenses.  The mortality and expense risk charge may be increased to the maximum charge of 1.75% of your Account Value at any time upon advance notice to you.  We will not unlawfully discriminate against any person or group if we increase these charges.

A portion of the mortality and expense risk charge pays us for assuming the mortality risk and the expense risk under the contract.  The mortality risk, as used here, refers to the risk we take that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more Annuity Benefits than anticipated.  The expense risk is the risk that the actual expenses of administering and distributing the contract will exceed the reimbursement for administrative expenses.  We expect to make a profit from this fee.

Reduction of the Mortality and Expense Risk Charge

We can reduce or eliminate the mortality and expense risk charge for individuals or groups of individuals if we anticipate expense savings.  We may do this based on the size and type of the group or the amount of the premiums.  We will not unlawfully discriminate against any person or group if we reduce or eliminate these charges.

Fund Expenses

The net asset value of the ETF shares reflects investment management fees and other expenses that have already been deducted from the assets of the ETFs.  Please refer to the ETF prospectuses for complete details on ETF expenses and related items.

Brokerage Expenses

We expect that the brokerage expenses incurred by each Subaccount will be approximately $0.03 for each ETF share we buy or sell.  This amount may increase or decrease over time.  The brokerage

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expenses are incurred when each Subaccount buys or sells ETF shares to support the contract owners’ purchases, redemptions and transfers of Units.  Purchases, redemptions and transfers of Units by the contract owners invested in a Subaccount will be aggregated each Business Day and a net buy or sell of the ETF shares held in each Subaccount will be executed the following Business Day to support the aggregate transactions.  For each ETF share purchased or sold, the brokerage fee of approximately $0.03 will be paid by the Subaccount.  This cost is borne by contract owners of each Subaccount collectively, and will reduce the Unit Value.

Withdrawal Charge

If you withdraw your premiums, you may be charged a withdrawal charge of up to 7% of the premium.  The amount of the withdrawal charge is a percentage of each premium and not of the Account Value.  As shown below, the charge varies, depending upon the “age” of the premiums included in the withdrawal - that is, the number of years that have passed since each premium was paid.

Premium Year	Charge as a percentage of the premium withdrawn
1	7%
2	X	%
3	X	%
4	X	%
5	X	%
thereafter	0

The maximum of 7% would apply if the entire amount of the withdrawal consisted of premiums made during the current Contract Year.  Withdrawal charges apply to the withdrawal charge amount itself since this amount is part of the Account Value withdrawn.

We do not deduct a withdrawal charge when you withdraw premiums made more than five years prior to your withdrawal.  For purposes of determining the application of withdrawal charges, the oldest premiums are treated as the first withdrawn and more recent premiums next.

A withdrawal charge is not deducted from your premium when you withdraw up to the Free Withdrawal Amount.  See Part 5, section titled “Free Withdrawal Amount.”

We will not deduct a withdrawal charge from:

•                  the Death Benefit; or

•                  a withdrawal used to buy an immediate Annuity Benefit from us with either (i) life contingencies, or (ii) a restricted payment option that provides for level payments over ten or more years.

Reduction or Elimination of the Withdrawal Charge

We can reduce or eliminate the withdrawal charge for individuals or a group of individuals if we anticipate expense savings.  We may do this based on the size and type of the group, the amount of the premium, or whether there is some relationship with us.  Examples of these relationships would include being an employee of National Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans that we, or our affiliate, sponsored.  We will not unlawfully discriminate against any person or group if we reduce or eliminate the withdrawal charge.

Disability Waiver

We may waive the withdrawal charge on full or partial withdrawal requests of $1,000 or more if you become disabled anytime before you reach age 65, and have been disabled for a continuous period of at least six months after the Contract Date.  You will be considered disabled if you are unable to engage in

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any substantial gainful activity by reason of any medically determinable physical impairment which can be expected to result in death or to be of long-continued and indefinite duration.  We may require proof of disability, including written confirmation of receipt and approval of any claim for Social Security Disability Benefits.  We reserve the right to obtain an examination by a licensed physician of our choice and our expense.  Written request for any withdrawal must be made while you are still disabled.  Once the disability waiver election has been made, no additional premiums will be accepted under your Contract.

Commission Allowance and Additional Payments to Distributors

We generally pay a commission to the sales representative equal to a maximum of x% of premiums, which may include up to x% trail commission paid on Account Value starting in the second or later Contract Year.  Commissions may vary due to differences between states, sales channels, sales firms and special sales initiatives.

A broker-dealer or financial institution that distributes our variable annuity contracts may receive additional compensation from us for training, marketing or other services provided.  These services may include special access to sales staff, and advantageous placement of our products.  We do not make an independent assessment of the cost of providing such services.

National Integrity has agreements with the following broker-dealer firms under which we pay varying amounts on premiums paid, but no more than 0.25%, for enhanced access to their registered representatives.  The broker-dealer firms are American Portfolios Financial, Cadaret, Grant & Co., Inc., Cadaret Grant Agency, Central Jersey Financial, Investacorp, Inc., Linsco Private Ledger, Securities America Inc., Summit Equities, Stifel, Nicolaus and Company, and Sterne, Agee & Leach.

Depending on the arrangements in place at any particular time, a broker-dealer, and the registered representatives associated with it, may have a financial incentive to recommend a particular variable annuity contract.  This could be considered a conflict of interest.  You can find more about additional compensation in the Statement of Additional Information.

Optional Benefit Charges

You may purchase the GLWB Plus Rider offered with this contract, which provides optional benefits for an additional cost.  The additional cost of the Rider, along with complete details about its benefits, is provided in Part 6.

Tax Reserve

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Subaccounts.

State Premium Tax

We will not deduct state premium taxes from your premiums before investing them in the Subaccounts, unless required by your state law.  If you elect an Annuity Benefit, we will deduct any applicable state premium taxes from the amount available for the Annuity Benefit.  State premium taxes currently range from 0 to 3.5%.

Part 5 - Terms of Your Variable Annuity

Purchasing the Contract

If you wish to purchase a contract, you must apply for it through an authorized sales representative.  The sales representative will send your completed application to us, and we will decide whether to accept or reject it.  If we accept your application, we will issue a contract and send it to you either directly or through your sales representative.

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To apply for a contract, you must be of legal age to enter into a contractual relationship under applicable state law.  You must be no older than 80 at the time of application.

This contract must be issued as an IRA.  Subject to various rules and limitations, the Tax Code permits you to transfer or rollover money tax-free from one IRA to another IRA or from certain other qualified plans, such as a 401(k) Plan, to an IRA.  See Part 8.  Before making an exchange to acquire this contract, you should carefully compare this contract to your current contract.  You may have to pay a surrender charge under your current contract to exchange it for this contract and this contract has its own surrender charges that would apply to you.  The other fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract.  In addition, you may have to pay federal income and penalty taxes on the exchange if it does not qualify for tax-free transfer or rollover treatment.  You should not exchange another contract for this contract unless you determine that the exchange is in your best interest.  Please note that the person who sells you this contract generally will earn a commission on the sale.  You should also consult a tax adviser before attempting a tax-free transfer or rollover.

Premium Payments

Minimum initial premium	$25,000
Minimum additional premium	$1,000
Maximum total premium without prior approval	$1,000,000
Maximum additional premium	up to applicable IRA limits each calendar year plus permissible transfer and rollovers

Because the initial premium must be $25,000 or more, the Contract can only be purchased by transfer or rollover from an existing IRA or from certain other qualified plans, such as a 401(k) Plan.  You can make subsequent premium payments at any time before age 90, or earlier if limited by the Tax Code.  For example, you cannot make new contributions other than transfers and rollovers to a traditional IRA after age 70½.

The contract owner must determine whether any premium qualifies as a permissible contribution subject to favorable tax treatment under the Tax Code.  The contract owner must also determine whether such amount qualifies as a permissible rollover contribution for income tax purposes.

We may refuse additional premiums if: (1) we previously discontinued accepting additional premiums into a Subaccount and provided you with advance notice; (2) the additional premium does not meet our minimum additional premium amount for the annuity contract or for a specific Subaccount; (3) the total premiums paid under all annuity contracts issued by us, or our affiliates, on your life exceed $1,000,000; or (4) for any reason allowed by law.

In certain states, your initial premium will not be invested in the Subaccounts you select until 4 days after the Free Look Period.  See Part 1, section titled “Free Look Period.”  After the Free Look Period plus 4 days, your initial premium is invested in the Subaccounts you selected on your application.

Each additional premium will be credited to your Subaccount under your current allocation as of the date we have received the premium in good order at our Administrative Office.  If you submit a different allocation, a 90-day waiting period will start before you can make a subsequent transfer or allocation change.  See Part 5, section titled “Allocations and Transfers.”

Wire transfers are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day.  Premiums by check sent through the mail are deemed received when they are delivered in good order to our Administrative Office.

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Different premium limits apply if you select the GLWB.  See Part 6.

Units in Our Separate Account

Your investment in the Subaccounts is used to purchase Units.  On any given day, the value you have in a Subaccount is the number of Units credited to you in that Subaccount multiplied by the Unit Value.  The Units of each Subaccount have a different Unit Value.

Units are purchased when you contribute new premium to your contract or transfer amounts to a Subaccount.  Units are redeemed (sold) when you make withdrawals or transfer amounts out of a Subaccount into a different Subaccount.  We also redeem Units to pay the Death Benefit or if you elect an Annuity Benefit.  The number of Units purchased or redeemed in any Subaccount is calculated by dividing the dollar amount of the transaction by the next computed Unit Value for that Subaccount.

Each Unit represents a fractional undivided interest in the assets held in the related Subaccount.  If Units of any Subaccount are redeemed, the fractional undivided interest represented by each remaining Unit will be increased.  If additional Units are issued by any Subaccount, the fractional undivided interest of the assets represented by each Unit will be decreased.  Units will remain outstanding until redeemed by a contract owner.

The assets held in each Subaccount consist of shares of a distinct type of ETF and a small amount of cash (Remainder Cash).  Remainder Cash is the cash remaining each Business Day after the ETF shares are purchased or sold.  Remainder Cash will be less than the price of one ETF share at the time the Subaccount trades on that Business Day.  Each Subaccount will also accrue for any dividends declared by the corresponding ETF, and will reinvest the dividend in the ETF on the next Business Day after payment.

We use the net asset value of each ETF to value your Units.  The net asset value of the ETF shares is calculated daily by the fund and closely corresponds to the ending price of the ETF at the close of the American Stock Exchange for each Business Day.

During each Business Day, we will accept purchase, redemption and transfer orders for each Subaccount from all contract owners and credit or debit the Units in each Subaccount according to the individual contract owner’s transaction request.  Units are credited or debited based on the next computed Unit Value.  We then aggregate all transactions of contract owners in a Subaccount and on the next Business Day, we make a net buy or sell of the corresponding ETF shares to support these aggregated transactions.  We will buy or sell each ETF at its market price at the opening of the American Stock Exchange or as soon as possible thereafter.  The price at which we purchase or sell the ETF shares may be more or less than the net asset value of the shares, which we use to value your Units.  This difference will result in an increase or decrease in the value of your Units.

How We Determine Unit Value

The Unit Value of each Subaccount will fluctuate with the investment performance of the corresponding ETF, which reflects the investment income and realized and unrealized capital gains and losses of the ETF, the ETF’s expenses, and the market price of the ETF shares.  We also take into account a daily accrual for declared dividends and the Remainder Cash; we also charge or credit for any taxes or amounts set aside as a reserve for taxes on that day.

We determine Unit Values for each Subaccount after the close of business of the American Stock Exchange, which is normally 4 p.m. Eastern Time on each Business Day.  The Unit Value of each Subaccount for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the net investment factor for that Subaccount on the current Business Day.  The net investment factor is an index used to measure the investment performance of a Subaccount from one Business Day to the next.  We determine the net investment factor by dividing the net asset value in the Subaccount for that valuation period by the net asset value in the subaccount for the preceding valuation period.  We subtract

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from that result the daily equivalent of the mortality and expense risk charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday).

Generally, this means that we adjust Unit Values to reflect the change in value of the ETF shares, for the mortality and expense risk charge and, if elected, the GLWB Plus Rider charge.

Allocations and Transfers

Only one investment allocation may be in place at any time.  This allocation applies to your current investment, future premiums, and rebalancing.

You may reallocate all of your Account Value or transfer all or any part of your Account Value among the Subaccounts, subject to the following transfer restrictions:

•                  90-day waiting period between transfer and allocation changes

•                  A 90-day waiting period will apply from the date the contract is issued.  This means you must wait 90 days before you make any subsequent transfer or allocation change.

•                  A 90-day waiting period will apply after any voluntary transfer or allocation change.  This means you must wait 90 days from the date you make a transfer or allocation change until you are allowed to make any subsequent transfer or allocation change.

•                  Automatic rebalancing, any fund substitution, the addition or cancellation of the GLWB Plus Rider and the Free Look Period transfer, if applicable, does not restart the 90-day waiting period.

•                  We may reduce the 90-day waiting period on a nondiscriminatory basis.

•                  Additional restrictions:

•                  The amount transferred must be at least $250 or, if less, the entire amount in the Subaccount.

•                  Transfers are restricted further if you have the GLWB Plus Rider.  See Part 6.

To request a reallocation or transfer, you may write to our Administrative Office at the address in the Glossary.  Mail sent to any other address may not be in good order.  Each request for a reallocation or transfer must specify:

•                  the contract number

•                  the amounts to be transferred, and

•                  the Subaccounts to and from which the amounts are to be transferred.

If one portion of a transfer request involving multiple Subaccounts violates our policy or is not in good order, the entire transfer request will not be processed.  You will need to resubmit a transfer request that is in good order for your transfer to be processed.

You may also request a reallocation or transfer through our telephone transfer service using your personal identifiers.  We will honor telephone instructions from any person who provides correct identifying information.  We are not responsible for fraudulent telephone transfers we believe to be genuine according to these procedures.  Accordingly, you bear the risk of loss if unauthorized persons make reallocations or transfers on your behalf.

Telephone allocations or transfers may be requested from 9:00 a.m. - 5:00 p.m., Eastern Time, on any day we are open for business.  If we receive your request before 4:00 p.m. Eastern Time (or the close of the American Stock Exchange, if earlier) on a Business Day, you will receive the Unit Values for the Subaccounts as of the close of business on the day you call.  Requests received by us at or after 4:00 p.m. Eastern Time (or the close of the American Stock Exchange, if earlier) on a Business Day, or received on a day other than a Business Day, will be processed using Unit Values as of the close of business on the next Business Day after the day you call.  All transfers will be confirmed in writing.

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Detrimental Effect of Trading on Unit Values

This contract is intended for long-term investing only and is not intended as a vehicle for frequent trading.  Transfers among Subaccounts are strictly limited under the terms of this contract.  See Part 5, section titled “Allocations and Transfers.”  We reserve the right to refuse any transfer request for an owner or certain owners if we believe in our sole discretion that a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values.

We will notify you or your designated representative if your requested transfer is not made.  Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested.  Accordingly, you will need to submit a new transfer request in order to make a transfer that was not made because of these limitations.

Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading

This contract is not designed to serve as a vehicle for trading in response to short-term fluctuations in the market.  Any individual or legal entity that intends to engage in stale price arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in pricing or for any other reason should not purchase this contract.

If we determine, in our sole discretion, that a contract owner is attempting to engage in improper trading, we reserve the right to revoke their same-day transfer privileges and require their trades to be submitted via U.S. Mail.  We may modify these restrictions at any time in our sole discretion.

Withdrawals

You may make withdrawals as often as you wish.  Each withdrawal must be at least $250.  The withdrawal will be taken from your Subaccounts, pro rata, in the same proportion their value bears to your total Account Value.  For example, if your Account Value is divided in equal 25% shares among four Subaccounts, when you make a withdrawal, 25% of the Account Value will come from each of your four Subaccounts.  You can tell us if you want your withdrawal handled differently.

For partial withdrawals, the total amount deducted from your Account Value will be the withdrawal amount requested, plus any withdrawal charge that applies (see Part 4, “Withdrawal Charge”), plus any required tax withholding, unless you request otherwise.  Withdrawal are handled differently if you elect the GLWB Plus rider.  See Part 6.

Most of the withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty.  See Part 8.

Free Withdrawal Amount

You may take your Free Withdrawal Amount each Contract Year without paying a withdrawal charge.  The Free Withdrawal Amount is the greatest of:

•                  Any amount withdrawn to meet your required minimum distribution (RMD) under the Tax Code for this contract only; or

•                  10% of your Account Value during a Contract Year as measured at the time of your withdrawal, less any previous partial withdrawals during that Contract Year; or

•                  10% of your Account Value at your most recent Contract Anniversary.  (During your first Contract Year, the Free Withdrawal Amount is 10% of your initial premium received on the Contract Date.)

If you do not take the Free Withdrawal Amount in any one Contract Year, you cannot add it to the next year’s Free Withdrawal Amount.

Taking your Free Withdrawal Amount will not reduce the total withdrawal charges applicable to your Contract.  If you completely surrender the contract, you will not receive your Free Withdrawal Amount as

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part of the surrender; we will assess any applicable withdrawal charge on the total amount of your premiums.  If you completely surrender the contract in the same Contract Year in which you have taken your Free Withdrawal Amount, we will apply a withdrawal charge as though the complete surrender included the Free Withdrawal Amount.

Your financial professional or a third party may offer you asset allocation or investment advisory services for your contract.  Fees you pay for such investment advisory services are in addition to any contract charges.  If you want to pay for such services from your Account Value, you must complete a form authorizing us to pay the amount requested by the third party from your Account Value.  These payments are withdrawals from your Account Value and will be subject to any applicable withdrawal charges and the 10% federal tax penalty for early withdrawals prior to age 59½.  We will withdraw the requested payment according to the third party’s instructions (including instructions about which Subaccounts to withdraw the fee from) and send you a confirmation of the transaction.  We will not verify the accuracy of the amount being requested.

Additional restrictions and penalties apply to withdrawals if you have the GLWB Plus Rider.  See Part 6.

Assignments

This contract is an IRA and you are not legally permitted to assign, pledge or otherwise transfer the contract.  Pledging or assigning an IRA can cause loss of qualified status and result in some or all of the Account Value being included in your income, and a 10% federal tax penalty may also apply.

Death Benefit

We will pay the Death Benefit to your properly designated beneficiary if you die before the Annuity Date.

The Death Benefit amount will be equal to the Account Value on the Business Day we receive due proof of your death and the beneficiary’s election in good order.  This means we have received an original certified death certificate and company death claim paperwork that is in good order, including the beneficiary’s election.

During the period from the date of death until we receive all required paperwork in good order, the Account Value will remain invested in the Subaccounts as allocated by you at the time of your death.  As a result, the Account Value continues to reflect the investment performance of the Subaccounts during this period and will be subject to market fluctuations.  Fees and expenses will continue to apply.  We will stop all pending automatic transactions, including Dollar Cost Averaging or rebalancing, on the date we first receive notice of your death.

If there are multiple beneficiaries, after one beneficiary submits death claim paperwork, the Death Benefit will be calculated and the first beneficiary will receive payment according to his election.  The balance of the Death Benefit amount will remain invested in the Subaccounts as you had allocated at the time of your death.

The Death Benefit is required to be distributed in one of the following ways:

•                  One time payment in a lump sum;

•                  Full distribution within five years;

•                  Paid over the life of the beneficiary or over a period not extending beyond the life expectancy of that beneficiary, as long as distributions begin by December 31 of the year after the owner’s death; or

•                  As an Annuity Benefit.

A beneficiary that is not a natural person must take a full distribution within five years.

If your sole beneficiary is your spouse, the contract may be continued in your spouse’s name as the owner.

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You may name one or more beneficiaries as primary or contingent beneficiaries.  The Death Benefit will be paid to your primary beneficiaries who are alive at the time of your death.  If no primary beneficiary survives your death, then the Death Benefit will be paid to your contingent beneficiaries, if any.  If no contingent beneficiary survives your death or none has been named, the Death Benefit will be paid to your estate.

If multiple beneficiaries in either category (primary or contingent) are named, the Death Benefit will be split into equal shares among the beneficiaries in that category who are alive at the time of your death, unless you specify otherwise in your beneficiary designation.

If you die on or after the Annuity Date and before the entire interest in the contract has been distributed, then the rest of the annuity must be distributed to the beneficiary at least as quickly as the method in effect when you died.

You may change any beneficiary by sending the appropriate form in good order to the Administrative Office.  We reserve the right to limit the number of beneficiaries you can name at one time.  Please consult your financial professional and tax adviser to properly identify your beneficiaries so that the Death Benefit is paid as you intend.  Please be sure to name your spouse as your sole beneficiary so that spousal continuation of the contract can occur, if that is your intention.  You may wish to name a contingent beneficiary in case your spouse dies before you.

Maturity Date and Annuity Benefit

Your Annuity Benefit is available anytime after your first Contract Anniversary up until the Annuitant’s 100th birthday.  The Annuitant’s 100th birthday is referred to as the Maturity Date.  You may elect your Annuity Benefit by writing to the Administrative Office any time after your first Contract Anniversary and before the Maturity Date.  Upon the Maturity Date, you may elect to receive a lump sum of your Surrender Value, or you may elect an Annuity Benefit.

The amount applied toward the purchase of an Annuity Benefit will be the Account Value, except that the Surrender Value will be the amount applied if the Annuity Benefit does not have a life contingency and either (i) the term is less than five years, or (ii) the annuity can be changed to a lump sum payment without a withdrawal charge.

An Annuity Benefit can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually.  You cannot change or redeem the annuity once payments have begun.  For any annuity, the minimum initial payment must be at least $100 monthly.

We currently offer the following types of annuities, funded through our general account:

•                  Life and ten years certain annuity, which provides a fixed life income annuity with 10 years of payments guaranteed.

•                  Period certain annuity, which provides for fixed payments for a fixed period.  The amount is determined by the period you select when you select the type of annuity you want.  If the Annuitant dies before the end of the period selected, the beneficiary will receive the remaining periodic payments.

•                  Period certain life annuity, which provides for fixed payments for at least the period selected and after that for the life of the Annuitant or the lives of the Annuitant and any joint Annuitant under a joint and survivor annuity.  If the Annuitant (or the Annuitant and the joint Annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the beneficiary.

•                  Life income annuity, which provides fixed payments for the life of the Annuitant, or until the Annuitant and joint Annuitant both die under a joint and survivor annuity.

If you have not already selected a form of Annuity Benefit, we will contact you prior to your Maturity

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Date.  You can tell us at that time the type of annuity you want or confirm to us that you want the normal form of annuity, which is the life and ten years certain annuity.  However, if we do not receive your election on or before your Maturity Date, you will automatically receive a lump sum payout of your account value.

Annuity Benefit Payments

Annuity Benefit payments will not change and are based upon annuity rates provided in your contract.  The size of payments will depend on the amount of the Account Value applied to the Annuity Benefit, the form of Annuity Benefit you chose and, in the case of an Annuity Benefit with life contingencies, on the Annuitant’s age.  If our annuity rates then in effect would yield a larger payment, those rates will apply instead of the rates provided in your contract.

If the age of an Annuitant has been misstated, any benefits will be those that would have been purchased at the correct age.  Any overpayments or underpayments made by us will be charged or credited with interest at the rate required by your state.  If we have made overpayments because of incorrect information about age, we’ll deduct the overpayment from the next payment or payments due.  We add underpayments to the next payment.

Timing of Payment

We normally apply your Account Value to the purchase of an Annuity Benefit, or send you partial or total withdrawals, within seven days after receipt of the required form at our Administrative Office.  However, we can defer our action for any period during which:

(1)          the New York Stock Exchange has been closed or trading on it is restricted;

(2)          an emergency exists as determined by the SEC so that disposal of securities is not reasonably practicable or it is not reasonably practicable for the Separate Account fairly to determine the value of its net assets; or

(3)          the SEC, by order, permits us to defer action in order to protect persons with interests in the Separate Account.

How You Make Requests and Give Instructions

When you write to our Administrative Office, use the address listed in the Glossary of this prospectus.  We cannot honor your requests unless they are in proper and complete form.  Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

PART 6 – OPTIONAL BENEFITS

You may purchase the Rider offered with this contract, which provides optional benefits for an additional cost.  Benefits under the Rider will replace or supplement the standard contract benefits.  Charges for the optional benefit Rider are in addition to the standard contract charges.  Be sure you understand the charges.  Carefully consider whether you need the benefit and whether it is appropriate for your particular circumstances.  Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate contract.

Guaranteed Lifetime Withdrawal Benefit Plus Rider

The Guaranteed Lifetime Withdrawal Benefit Plus (GLWB Plus) is an optional Rider you may purchase for an additional charge.  The GLWB Plus Rider may be elected at the time of application, or added at a later date, as long as we are still offering the Rider.  The date we issue the GLWB Plus Rider is called the “GLWB Rider Effective Date.”

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The GLWB Plus Rider:

•                  Guarantees lifetime payments to you regardless of how your investments perform.

•                  Guarantees a minimum Death Benefit as explained below.

Please note that if you take Nonguaranteed Withdrawals, as explained below, your lifetime payments and guaranteed Death Benefit will decrease and the Rider may terminate.

Lifetime Payout Amount

The amount you can receive each calendar year for your lifetime is called a Lifetime Payout Amount (LPA.)  The date you are eligible to begin receiving your LPA is called the “LPA Eligibility Date.”  The LPA Eligibility Date is the earlier of the following:

•                  January 1st after the calendar year in which you turn age 60 (if your birthday is on January 1st your LPA will be available beginning on that day); or

•                  The GLWB Rider Effective Date if you are age 60 or older at the time we add the GLWB Plus Rider to your contract.  The LPA available during the calendar year in which you add the GLWB Plus Rider will be pro rated for the portion of the calendar year remaining.

We calculate your LPA on the following dates even if you have not reached your LPA Eligibility Date:

1.               On the day following the GLWB Rider Effective Date;

2.               On each Contract Anniversary; and

3.               On the date of any Nonguaranteed Withdrawal (described below)

On the GLWB Rider Effective Date and each Contract Anniversary, your LPA is the greater of:

•                  The existing LPA, if any; or

•                  Your Account Value multiplied by your Withdrawal Percentage, which is determined by your age on the calculation date, as follows:

Age of Owner	Withdrawal Percentage
55 - 64	4.50%
65 - 69	5.00%
70 - 74	5.50%
75 - 79	6.00%
80 - 84	6.50%
85 and above	7.00%

On or after the LPA Eligibility Date, you can withdraw the LPA.  On each Contract Anniversary, we recalculate the LPA for the following calendar year.

•                  If the recalculated LPA is greater than your existing LPA, the greater amount will be available beginning on the following January 1st, subject to adjustment for any Nonguaranteed Withdrawal (described below.)

•                  If the recalculated LPA is less than your existing LPA, your LPA will remain the same for the following calendar year, subject to adjustment for any Nonguaranteed Withdrawal (described below.)

Nonguaranteed Withdrawal

Before your LPA Eligibility Date, a Nonguaranteed Withdrawal is the total amount of any withdrawal, including any withdrawal charges.

After your LPA Eligibility Date, a Nonguaranteed Withdrawal is all or a portion of any withdrawal that, when combined with your total withdrawals for that calendar year, exceeds your LPA, plus any withdrawal charges.

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If you take a Nonguaranteed Withdrawal, your LPA will immediately be reduced by the proportion of the Nonguaranteed Withdrawal amount (including withdrawal charges, if any) to the Account Value, measured after subtracting the LPA, but just prior to subtracting the Nonguaranteed Withdrawal amount.

For example, if your Account Value is $75,000 and your LPA is $5,000, and you take one withdrawal during the calendar year in the amount of $6,000, assuming no withdrawal charges apply:

•                  Your Account Value will be reduced by $6,000, to $69,000

•                  Your LPA will be reduced by $71.43, to $4,928.57 and will be available in the next calendar year

The reduction in the LPA is calculated as follows:

$1000 /	$70,000 =	0.0142857 x	$5,000 =	$71.43
Nonguaranteed Withdrawal amount ($6000 total withdrawal less $5,000 LPA)	Account Value after subtracting the LPA but just prior to subtracting the Nonguaranteed Withdrawal amount		LPA	Reduction in LPA

A Nonguaranteed Withdrawal also reduces the GLWB Death Benefit proportionally.  See section titled “GLWB Death Benefit” below.

The LPA is not cumulative.  If you withdraw less than the LPA in any calendar year, you cannot carry over or add the remaining LPA to withdrawals made in future years.

Other Important Facts about Withdrawals:

•                  You will not receive the intended benefit of this Rider if you take Nonguaranteed Withdrawals.  Nonguaranteed Withdrawals can have a significant negative effect on your LPA and your GLWB Death Benefit.

•                  Withdrawal charges may apply.  If you withdraw more than your Free Withdrawal Amount (10% of the Account Value in any Contract Year, or your RMD under the Tax Code) but the withdrawal does not exceed your LPA, any applicable withdrawal charge will be waived.  If you withdraw more than the Free Withdrawal Amount and any portion of the withdrawal is a Nonguaranteed Withdrawal, withdrawal charges, if any, will be applied under the terms of the contract.  See Part 4, “Withdrawal Charge” and Part 5, “Withdrawals.”

•                  Withdrawals must be taken pro-rata from your Subaccounts.  You cannot make a withdrawal from specific Subaccounts.

•                  If you request a withdrawal, we will withdraw the total amount you requested from your Account Value, however the amount you receive will be net of tax withholding and withdrawal changes, if applicable.

GLWB Death Benefit

The GLWB Death Benefit guarantees that at the owner’s death while the Rider is in effect and prior to the Maturity Date, the beneficiary may choose either:

•                  the Death Benefit otherwise payable under the contract; or

•                  the GLWB Death Benefit.

The initial GLWB Death Benefit is equal to the Account Value on the GLWB Rider Effective Date.  Subsequently, the GLWB Death Benefit will increase dollar-for-dollar by the amount of any additional premium payment.

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The GLWB Death Benefit will be reduced for withdrawals as follows:

•                  For withdrawal of the LPA (or RMD for this contract only), the GLWB Death Benefit will be reduced dollar-for-dollar.

•                  For withdrawal of any Nonguaranteed Withdrawal amount, the GLWB Death Benefit will be reduced in proportion to the amount of Account Value withdrawn, but no less than dollar-for-dollar.  For purposes of determining this proportion, the Account Value will be measured after subtracting the LPA, but just prior to subtracting the Nonguaranteed Withdrawal amount.  This means that your GLWB Death Benefit will be reduced by the same percentage as the Nonguaranteed Withdrawal amount (including any withdrawal charges) bears to your Account Value at the time of Nonguaranteed Withdrawal, but no less than the amount of the Nonguaranteed Withdrawal.  For example:

If your GLWB Death Benefit is $100,000, and your current Account Value is $80,000, and you take a Nonguaranteed Withdrawal of $10,000 (assuming no withdrawal charges apply and you have already taken your entire LPA for that calendar year);

we will reduce your GLWB Death Benefit by 12.5% because that is the same percentage that your withdrawal bears to the Account Value at the time of the Nonguaranteed Withdrawal ($10,000 /$80,000).

Therefore, your GLWB Death Benefit is reduced by $12,500 to $87,500.

Because the Account Value at the time of the Nonguaranteed Withdrawal in this example is less than the GLWB Death Benefit, the GLWB Death Benefit is decreased by a larger dollar amount than the Nonguaranteed Withdrawal amount.  If the Account Value in the example was more than the GLWB Death Benefit, the GLWB Death Benefit would be reduced dollar-for-dollar by the Nonguaranteed Withdrawal amount.

Once the GLWB Death Benefit equals zero, it will remain at zero.  Additional premiums will not increase the GLWB Death Benefit.

The GLWB Death Benefit will remain in effect during the Guaranteed Payment Phase, and the LPA we pay will continue to reduce the GLWB Death Benefit dollar-for-dollar.

Any remaining GLWB Death Benefit will be distributed to the beneficiary at the death of the owner according to the provisions of the contract.

The GLWB Death Benefit terminates on the earliest of

•                  Maturity Date of the contract;

•                  Annuity Date; or

•                  Date the rider terminates

GLWB Plus Rider Charge

The GLWB Plus Rider charge varies depending on which GLWB Plus Investment Strategy you choose.  The following table shows the effective annual rates for the Rider, which we will assess by deducting an additional daily charge from your Account Value:

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GLWB Plus Investment Strategy	Current GLWB Plus charge		Current GLWB Plus charge with current M&E(5)		Maximum GLWB Plus charge	Maximum GLWB Plus Charge with current M&E(6)
Strategy 1 - U.S.	X	%	X	%	1.20%	X	%
Strategy 2 - Global	X	%	X	%	1.20%	X	%
Strategy 3 - Self Style	X	%	X	%	1.20%	X	%

We reserve the right to increase the annual charge for the GLWB Plus Rider up to the maximum of 1.20%.  If we do increase the charge, we will give you prior written notice of the increase.

GLWB Plus Investment Strategies

If you elect to purchase the GLWB Plus Rider, you must invest 100% of your Account Value at all times in only one of the three GLWB Plus Investment Strategies described below.  Once you select an Investment Strategy, you cannot switch to another Investment Strategy.  (Note that the Subaccounts available in the GLWB Plus Investment Strategies are also available without the Rider.)

GLWB Plus Investment Strategy 1 – U.S. Opportunities

You must allocate your premium as follows:

iShares Lehman Aggregate Bond Fund		iShares S&P 500 Index Fund
x	%	x	%

GLWB Plus Investment Strategy 2 – Global Opportunities

You must allocate your premium as follows:

iShares Lehman Aggregate Bond Fund		iShares S&P 500 Index Fund		iShares MSCI EAFE Index Fund
x	%	x	%	x	%

GLWB Plus Investment Strategy 3 – Self Style

You may select one or more of the Subaccounts in one or more columns, as long as your allocations add up to 100% and are within the minimum and maximum allocation percentages indicated for each column and for each fund.

Minimum x% Maximum x%	Minimum x% Maximum x%	Maximum x%	Maximum x%

Fixed Income	Core Equity	Non Core Equity	Alternative
iShares Lehman Aggregate Bond Fund	iShares S&P 500 Index Fund	iShares S&P SmallCap 600 Index Fund	iShares Cohen & Steers Realty Majors Index Fund
	iShares S&P 500 Growth Index Fund*	iShares S&P MidCap 400 Index Fund	iShares S&P GSCI Commodity Indexed Trust
	iShares S&P 500 Value Index Fund*	International	High Yield
		iShares MSCI EAFE Index Fund	iShares iBoxx $ High Yield Corporate Bond Fund
		iShares MSCI Emerging Markets Index Fund	Short Duration
iShares Lehman Short Treasury Bond Fund

*No more than x% of your total premium may be allocated to this fund.

(5) M&E means mortality and expense risk charge

(6) If the maximum GLWB Plus charge and the maximum mortality and expense risk charge on the product were used, the total charge would be an effective annual rate of 2.95%, assessed daily against the Account Value.

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For more information about these Subaccounts, including information relating to their investment objectives and policies, and the risks of investing, see Part 3, as well as the underlying fund prospectuses.  You can obtain a copy of the ETF prospectuses by contacting our Administrative Office listed in the Glossary.  You should read the ETF prospectuses carefully before investing.

Subject to required approvals by federal and state authorities, we reserve the right to add, remove, change, close, substitute or limit investment in the GLWB Plus Investment Strategies or the Subaccounts at any time.

Transfer and Allocation Restrictions

In addition to the allocation and transfer restrictions under the contract (See Part 5, section titled “Allocations and Transfers”), the following additional limitations apply to your allocations and transfers:

•                  To change your investment allocation (applies to Investment Strategy 3 only), you can make one or more transfers among the Subaccounts within the minimum and maximum allocations percentages for each.  You must make your transfers at the same time.

•                  We will automatically rebalance the Subaccounts in your Investment Strategy each contract quarter.  The transfers resulting from automatic rebalancing do not restart the 90-day waiting period for making a transfer or changing your allocation.

Your financial professional or a third party may offer you asset allocation or investment advisory services related to this annuity contract or Rider for an additional fee to be deducted from your contract.  Such fees are considered withdrawals and could cause a Nonguaranteed Withdrawal.  Therefore, if you purchase the GLWB Plus Rider, we do not recommend using this annuity contract to pay for such services.

Withdrawal Protection for Required Minimum Distributions

If your contract is a traditional IRA or a SEP IRA, you may be required to withdraw money in order to satisfy IRS minimum distributions requirements after you turn 70½.

We will calculate the RMD with respect to this annuity contract based only on its prior calendar year-end fair market value.  We do not consider your other assets or distributions in making this calculation.

You may take the greater of your LPA or your RMD each calendar year without causing a Nonguaranteed Withdrawal.  In the year you turn 70½ the Tax Code provides that you may take your first RMD prior to April 1st of the following calendar year; however, with the GLWB Plus Rider, you must take your first annual RMD in the calendar year you turn age 70½ in order to avoid a potential Nonguaranteed Withdrawal.

We reserve the right to make any changes we deem necessary to comply with the tax laws.  You should discuss these matters with your tax adviser prior to electing the GLWB Plus Rider.

Guaranteed Payment Phase

The Guaranteed Payment Phase begins on or after the LPA Eligibility Date if either:

•                  Before the Maturity Date, the Account Value reduces to zero (other than as a result of Nonguaranteed Withdrawal) and your LPA is greater than zero.

•                  On the Maturity Date, you elect to continue to receive annual payments equal to the LPA through a life only Annuity Benefit.

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During this phase, you will receive automatic payments each calendar year equal to the LPA on the date of the first payment during the Guaranteed Payment Phase.  Payments will begin on the next calendar year after the Guaranteed Payment Phase begins.

Once the Guaranteed Payment Phase begins, we will pay you any remaining LPA for that calendar year and all other rights, benefits, values and charges under the contract and the GLWB Plus Rider will terminate, except those described in this section and in the “Cancellation and Termination of Rider” section below and the “GLWB Death Benefit” section above.  We will send you a written notice when the contract enters the Guaranteed Payment Phase.

The payments will continue for your lifetime.  The Guaranteed Payment Phase will end if the Rider terminates.  See “Cancellation and Termination of Rider” section below.

Cancellation and Termination of Rider

You may cancel the Rider after it has been in effect for five Contract Anniversaries.  You will have a 45 day window to cancel your Rider beginning on the 5th Contract Anniversary after the GLWB Rider Effective date and on each Contract Anniversary after that.

This Rider will terminate automatically on the earliest of the following dates:

1.               The date you die (except for any remaining GLWB Death Benefit);

2.               The date the Account Value reduces to zero as a result of anything other than withdrawal of your LPA (or RMD for this contract only);

3.               The date that you transfer ownership of the contract;

4.               The date you assign the contract or any benefits under the contract or Rider;

5.               On the Maturity Date, unless you elect to receive your LPA through a life only Annuity Benefit;

6.               The date you elect an Annuity Benefit under the contract;

7.               The date you cancel the GLWB Plus Rider;

8.               The date the contract ends.

Once cancelled or terminated, the GLWB Plus Rider may not be reinstated or re-elected.

Additional Restrictions

The following additional restrictions apply if you elect the GLWB Plus Rider:

•                  You must be between 55 and 80 years old on the date your elect the Rider.

•                  Dollar Cost Averaging is not available.

The addition of the GLWB Plus Rider to your annuity contract may not always be in your best interest.  For example: (i) if you are purchasing the GLWB Plus to meet income needs, you should consider whether an immediate annuity is better suited to your situation; (ii) if you are primarily seeking long-term asset growth and do not plan to take withdrawals until five years or more after you purchase the Rider, the benefit of the GLWB Plus Rider may not justify its cost; (iii) if you do not expect to take withdrawals while this Rider is in effect, you do not need the GLWB Plus Rider because the benefit is accessed through withdrawals; or (iv) if you are likely to need to take withdrawals prior to your LPA Eligibility Date or in an amount that is greater than the LPA or RMD for this contract only, you should carefully evaluate whether the GLWB Plus Rider is appropriate, due to the negative effect of Nonguaranteed Withdrawals on your LPA and the GLWB Death Benefit.  You should consult with your tax and financial advisers and carefully consider your alternatives before deciding if the GLWB Plus Rider is suitable for your needs.

We reserve the right to discontinue offering the GLWB Plus Rider at any time, but this will not affect your GLWB Plus Rider once it is issued.

Examples

Please see Appendix B for hypothetical examples that illustrate how the GLWB Plus Rider works.

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Part 7 - Voting Rights

How ETF Shares Are Voted

National Integrity is the legal owner of the ETF shares held by the Separate Account.  As a shareholder of the iShares Trust (“Trust”), we have the right to vote on certain matters with respect to the funds.  Among other things, we may vote to elect the Trust’s Board of Directors, to ratify the selection of independent auditors for the Trust, and on any other matters described in a current prospectus or statement of additional information for each ETF, or any matter requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we will give you the opportunity to tell us how to vote the number of shares attributable to the Units in your contract.  We will send you proxy materials and a form for giving us voting instructions.

If we do not receive instructions in time from all contract owners, we will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.  As a result of this proportional voting, the vote of a small number of contract owners may determine the outcome of a proposal.  We may vote any shares that we are entitled to vote directly, because of amounts we have accumulated in our Separate Account, as we deem appropriate.  If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares in our own right or to restrict contract owner voting, we may do so.

ETF shares are sold to investors other than us.  Therefore, the shares voted by all shareholders will dilute the effect of voting instructions received by us from our contract owners.

Shareholders of the iShares S&P GSCI Commodity-Indexed Trust do not have voting rights and thus we will not solicit voting instructions from you with respect to the corresponding Subaccount.

How We Determine Your Voting Shares

You vote only on matters concerning the funds that correspond to the Subaccounts in which you are invested on the record date set by the Trust.  We determine the number of shares you vote by dividing your Account Value in each Subaccount by the total value of assets in the Subaccount multiplied by the number of shares in the Subaccount.

Separate Account Voting Rights

Under the 1940 Act, certain actions (such as some of those described under “Changes in How We Operate” in Part 2) may require contract owner approval.  In that case, you will be entitled to a number of votes based on the value you have in the Subaccounts.  We will cast votes attributable to amounts we have in the Subaccounts as we deem appropriate.

Part 8 - Tax Aspects of the Contract

Tax Status of the Contract

This contract is only available as a traditional IRA, Roth IRA, or SEP IRA.  If you were able to purchase this contract as other than an IRA, the contract would be unlikely to satisfy the diversification requirements under federal tax law to be treated as an annuity contract for federal income tax purposes, and you would be currently taxed on your Account Value.

Variable annuity contracts (other than certain pension and qualified retirement plan contracts, including IRAs) are generally not treated as annuities for federal income tax purposes, and thus lose their tax-deferred character, if they do not satisfy certain diversification requirements set forth in Section 817(h) of the Tax Code.  Investing in the ETF shares that are “publicly available,” i.e., that can be purchased

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directly without purchasing a variable annuity or life insurance contract, is incompatible with these requirements.  Accordingly, standing alone, the contract would not be treated as an annuity contract for federal income tax purposes.  However, we believe that an individual purchasing a contract as an IRA will not be taxed currently on the Account Value.

Contracts that qualify as IRAs are not subject to restrictions against investing in publicly available investments if the contracts meet certain requirements set forth by the IRS.  We believe this contract will meet those requirements, although there is no guarantee that this will be the case.  If this contract is not maintained as an IRA, the taxes on the premiums and any gain will not be deferred and the tax treatment will be uncertain.

Types of IRAs

Traditional IRAs

Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an “IRA.”  An IRA can be in the form of a trust or custodial account or an annuity.  An individual may make annual contributions to an IRA of up to the lesser of the limit specified in the Tax Code ($5,000 for 2009) or 100% of compensation includible in the individual’s gross income.  For an individual age 50 or older, the limit is increased by $1,000.  The premiums may be deductible in whole or in part, depending on the individual’s income and whether the individual or spouse participates in an employer sponsored retirement plan.  Distributions from another IRA or certain eligible employer plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits.  Amounts in the IRA are taxed when distributed from the IRA at ordinary income tax rates.  A 10% penalty tax (discussed below) generally applies to distributions made before age 59½, subject to certain exceptions.  IRAs have minimum distribution rules (also discussed below) that govern the timing and amount of distributions.

SEP IRAs

SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees.  Employer premiums made to an employee’s SEP IRA cannot exceed the lesser of (1) 25% of the employee’s compensation, and (2) a limit specified in the Tax Code ($46,000 for 2009).  Distributions from SEP IRAs are subject to the same restrictions and rules that apply to IRA distributions.

Roth IRAs

Section 408A of the Tax Code permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  Only individuals with income below certain amounts specified in the Tax Code may contribute to a Roth IRA.  An eligible individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the Tax Code ($5,000 for 2009) or 100% of compensation includible in the individual’s gross income.  For an individual age 50 or older, the limit is increased by $1,000.  A rollover from, or conversion of, an IRA to a Roth IRA is generally subject to tax, and other special rules apply.  You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed premiums to the Roth IRA, income tax and a 10% penalty tax (discussed below) may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions), or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

Required Minimum Distributions

For traditional and SEP IRAs, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the owner reaches age 70½ .  Roth IRAs do not require distributions at any time prior to the owner’s death.  If your IRA provides an additional benefit, such as the optional GLWB Plus Rider, the actuarial present value of the benefit typically will increase the amount of the RMD you must take.  Failure to comply with the RMD rules applicable to qualified contracts will result

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in the imposition of an excise tax.  This excise tax generally equals 50% of the amount by which an RMD exceeds the actual distribution from the contract.

Premature Distributions

Premature distributions are subject to an additional penalty tax equal to 10% of the amount of any payment from your IRA that is includible in your income.  This penalty is in addition to ordinary income tax.  Amounts paid from your IRA before you reach 59½ are considered premature distributions unless:

1.               the distribution is paid due to your death or disability;

2.               the distribution is the result of an Internal Revenue Service levy on the IRA;

3.               the distributions do not exceed your deductible medical expenses;

4.               you have received unemployment compensation under a federal or state program for at least 12 consecutive weeks and the distributions do not exceed the amount paid for health insurance coverage for yourself, your spouse and your dependents;

5.               a tax free rollover of the distribution is made;

6.               the distribution is part of a series of level periodic payments made over your life expectancy or joint life expectancy of you and your beneficiary ;

7.               the distribution is used to cover certain qualified education expenses; or

8.               the distribution is used to cover qualified first-time home purchase expense (up to a lifetime maximum of $10,000.)

Rollovers and Transfers

In many circumstances you may move money tax-free from one IRA to another IRA or from certain other qualified plans, such as a 401(k) plan, to an IRA by means of a direct rollover or a transfer.  You should always consult a tax adviser before you move or attempt to move assets between any IRA or qualified plan and another qualified contract or plan.

Inherited IRAs

This contract may be issued as an inherited IRA.  This occurs if, after the death of the owner of an IRA, the owner’s beneficiary directs that the IRA death proceeds be transferred to a new contract issued and titled as an inherited IRA.  The owner’s beneficiary of the original IRA contract will become the owner under the inherited IRA and may generally exercise all rights under the inherited IRA contract, including the right to name his or her own beneficiary in the event of death.

Special tax rules apply to an inherited IRA.  The tax law does not permit additional contributions to an inherited IRA.  Also, in order to avoid certain income tax penalties, an RMD must be withdrawn each year from an inherited IRA.  The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA owner’s death.  The tax penalty equals 50% of the excess of the RMD over the amount actually withdrawn from the inherited IRA during the calendar year.

Federal and State Income Tax Withholding

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

Certain states have indicated that pension and annuity withholding will apply to payments made to their residents.  Generally, an election out of federal withholding will also be considered an election out of state withholding.  For more information concerning a particular state, call our Administrative Office listed in the Glossary.

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Tax Status of the Company

Under existing federal income tax laws, we do not pay tax on investment income and realized capital gains of the Separate Account.  We do not anticipate that we will incur any federal income tax liability on the income and gains earned by the Separate Account.  The Company, therefore, does not impose a charge for federal income taxes.  If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.  We can also set up reserves for taxes.  We receive a tax deduction for dividends paid by the funds.

Transfers among Subaccounts

There will not be any current tax liability if you transfer any part of the Account Value among the Subaccounts of your contract.

Seek Tax Advice

National Integrity does not act as your tax or legal adviser.  This discussion of the federal income tax treatment of the contract is not designed to cover all situations and is not intended to be tax advice.  It is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts.  The IRS or the courts may change their views on the treatment of these contracts.  Future legislation may have a negative effect on annuity contracts or IRAs.  Also, we have not attempted to consider any applicable state or other tax laws.

Because of the complexity of the tax laws and the fact that tax results will vary according to the particular circumstances, anyone considering buying a contract, selecting an Annuity Benefit under the contract, or receiving annuity payments under a contract should consult a qualified tax adviser.

You should carefully consider the advantages and disadvantages of owning a variable annuity as an IRA or tax-qualified plan, as well as the costs and benefits of the contract (including the death benefits, income benefits and other non-tax-related benefits), before you purchase the contract as an IRA.

This contract offers an optional living benefit with an enhanced death benefit.  The IRS requires an actuarial present value of enhanced benefits to be added to the Account Value for purposes of calculating the fair market value of the annuity and determining the RMD.

The IRS has not reviewed the contract for qualification as an IRA and we make no guarantees that the contract will so qualify.  National Integrity does not guarantee the tax status, federal, state, or local, of any contract or any transaction involving the contracts.

Part 9 – Additional Information

Systematic Withdrawal Program

We offer a program that allows you to pre-authorize periodic withdrawals from your contract prior to your Annuity Date.  You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made.  If you do not select how often you want to receive withdrawals, we will make them monthly.  You may specify a dollar amount for each withdrawal, an annual percentage to be withdrawn, or elect the Free Withdrawal Amount to be used.  The minimum Systematic Withdrawal is $100.  If on any withdrawal date you do not have enough Account Value to make the withdrawal you have specified, no withdrawal will be made and your enrollment in the program will be ended.  You may specify an account for direct deposit of your Systematic Withdrawals.  Withdrawals under this program are treated as ordinary withdrawals under the contract and may be subject to withdrawal charges.  Withdrawals are subject to income tax and a 10% federal tax penalty if you are under age 59 ½.  See Part 8.

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To enroll in our Systematic Withdrawal Program, send the appropriate form to our Administrative Office.  You may terminate your participation in the program upon one day’s prior written notice, and we may terminate or change the Systematic Withdrawal Program at any time.

Income Plus Withdrawal Program

We offer an Income Plus Withdrawal Program that allows you to pre-authorize equal periodic withdrawals, based on your life expectancy, from your contract anytime before you reach age 59½.  You will not have to pay a tax penalty for these withdrawals, but they will be subject to ordinary income tax.  See Part 8.

Once you begin receiving distributions, they should not be changed or stopped until the later of:

•                  the date you reach age 59½; or

•                  five years from the date of the first distribution.

If you change or stop the distribution or take an additional withdrawal, you may have to pay a 10% penalty tax on all amounts that would have been due on all prior distributions made under the Income Plus Withdrawal Program before you reached the date described above, plus interest.

You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made.  We will calculate the amount of the distribution, subject to a $100 minimum.  If on any withdrawal date you do not have enough Account Value to make the withdrawal you have specified, no withdrawal will be made and your enrollment in the program will end.  You must also specify an account for direct deposit of your withdrawals.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office.  You may end your participation in the program upon seven Business Days’ prior written notice, and we may terminate or change the Income Plus Withdrawal Program at any time.  This program is not available in connection with the Systematic Withdrawal Program, Dollar Cost Averaging or Customized Asset Rebalancing Program.  Withdrawals under this program are treated as ordinary withdrawals under the contract and may be subject to withdrawal charges.  This program is not available with the GLWB Plus Rider.

Choices Plus Required Minimum Distribution Program

We offer a Choices Plus Required Minimum Distribution Program that allows you to pre-authorize withdrawals from your contract after you attain age 70½.  The Tax Code requires that you take your RMD from a traditional or SEP IRA beginning on or before April 1st of the calendar year following the calendar year in which you turn 70½ years old.  These withdrawals are subject to ordinary income tax.  See Part 8.

You can choose the Choices Plus Required Minimum Distribution Program for your IRA at any time if you are age 70½ or older by sending the election form to our Administrative Office.  You can choose to have withdrawals made monthly, quarterly, semi-annually, or annually and can specify the day of the month (other than the 29th, 30th, or 31st) on which the withdrawal is made.  We will calculate the amount of the distribution using current IRS guidance.  We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct.  You should consult with your tax adviser to ensure these calculations are appropriate to your situation.

Withdrawals of Account Value that are made as part of the Choices Plus program are not subject to withdrawal charges.  Additional limitations apply if you have the GLWB Plus Rider.  See Part 6, section titled “Withdrawal Protection for Required Minimum Distributions.”

Dollar Cost Averaging Program

Dollar cost averaging refers to the practice of investing the same amount in the same investment at

iRN-35

regular intervals (like once a month), regardless of market conditions.  Thus, you automatically buy more Units when the price is low and fewer when the price is high.  Over time, you may reduce the risk of buying Units when their cost is highest.  Dollar cost averaging does not assure a profit and does not protect against investment losses.

We offer a Dollar Cost Averaging Program only for your initial premium to this contract and you must enroll at the time you apply to purchase the contract.  If you elect this program, we will allocate your initial premium to the iShares Lehman Short Treasury Bond Fund Subaccount and transfer the investment monthly, quarterly, semi-annually or annually to the other Subaccounts you selected.  The iShares Lehman Short Treasury Bond Fund is not a money market fund.  It does not seek to maintain a constant share price of $1.00 per share, and will fluctuate in value.  See the fund prospectus for more details.

You must tell us how much you want transferred into each Subaccount.  The minimum transfer to each Subaccount is $100.  Transfers made under our Dollar Cost Averaging Program will not start a 90-day waiting period for making transfers or changing your investment allocation.  See Part 5, section titled “Allocations and Transfers.”

You may terminate your participation in the program upon one day’s prior written notice, and we may terminate or change the Dollar Cost Averaging Program at any time.  If you don’t have enough Account Value in the iShares Lehman Short Treasury Bond Fund to transfer to each Subaccount specified, no transfer will be made and your enrollment in the program will end.  This program is not available in connection with the GLWB Plus Rider.

Customized Asset Rebalancing Program

Asset rebalancing allows you to maintain a diversified investment mix that is appropriate for your goals and risk tolerance.  Because some of your investments may grow faster than others, your asset allocation may shift from your preferred mix.  Asset rebalancing periodically resets your investments to your selected allocations.

We offer a Customized Asset Rebalancing Program that allows you to determine how often rebalancing occurs.  You can choose to rebalance quarterly, semi-annually or annually.  The value in the Subaccounts will automatically be rebalanced by transfers among your Subaccounts, and you will receive a confirmation notice after each rebalancing.  If you elect the GLWB Plus Rider, automatic rebalancing is required on each contract quarter.  See Part 6.  Transfers under our Customized Asset Rebalancing Program will not start a 90-day waiting period for making transfers or changing your investment allocation.  See Part 5, section titled “Allocations and Transfers.”

To enroll in our Customized Asset Rebalancing Program, send the appropriate form to our Administrative Office.  Other allocation programs, such as Dollar Cost Averaging, may not work with the Customized Asset Rebalancing Program.  You may terminate your participation in the program upon one day’s prior written notice, and we may end or change the Customized Asset Rebalancing Program at any time.  We recommend you consult with your financial professional when establishing your investment portfolio.

Legal Proceedings

National Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business.  None of these matters is expected to have a material adverse effect on National Integrity.

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If you would like to receive a copy of the Statement of Additional Information, please write:

Administrative Office

National Integrity Life Insurance Company

15 Matthews Street #200

Goshen, New York 10924

ATTN: Request for SAI of Separate Account II

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Appendix A

Financial Information for Separate Account II of National Integrity

For the Subaccounts we currently offer, the table below shows the following data for contracts with a mortality and expense risk charge of x%, issued after approximately February 14, 2009 (date varies by state):  Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

Inception Date and Value
iShares Cohen & Steers Realty Majors Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares iBoxx $ High Yield Corporate Bond ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares Lehman Aggregate Bond ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares Lehman Short Treasury Bond ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares MSCI EAFE Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares MSCI Emerging Markets Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares S&P 500 Growth Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

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Inception Date and Value
iShares S&P 500 Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares S&P 500 Value Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares S&P GSCI Commodity-Indexed Trust ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares S&P MidCap 400 Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

iShares S&P SmallCap 600 Index ( )
Unit value at beginning of period	$10.00
Unit value at end of period
Units outstanding at end of period	2-14-09

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Appendix B

Illustration of Guaranteed Lifetime Withdrawal Benefit Plus

The following examples demonstrate how the Rider works, based on the stated assumptions.  These examples are for illustration only, and do not predict future investment results.

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STATEMENT OF ADDITIONAL INFORMATION

February 14, 2008

Rollover Variable Annuity

Deferred Flexible Premium Variable Annuity

Issued By National Integrity Life Insurance Company

Through Separate Account II of National Integrity Life Insurance Company

This Statement of Additional Information (SAI) is not a prospectus.  It should be read in conjunction with the variable annuity prospectus dated February 14, 2008.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at National Integrity Life Insurance Company, 15 Matthews Street, Suite 200, Goshen, NY 10924, or by calling 1-800-433-1778.

General Information and History

National Integrity Life Insurance Company (National Integrity) is a New York life insurance company organized on November 22, 1968. The home office is located at 15 Matthews Street, #200, Goshen, New York 10924.  National Integrity is authorized to sell life insurance and annuities in 8 states and the District of Columbia.  National Integrity, the depositor of Separate Account II, is a wholly owned subsidiary of Integrity Life Insurance Company (Integrity), an Ohio life insurance company, which is a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), an Ohio life insurance company organized on February 23, 1888.  WSLIC is a wholly owned subsidiary of Western & Southern Financial Group, Inc., an Ohio Corporation, which is wholly owned by Western & Southern Mutual Holding Company, an Ohio mutual insurance holding company.

Administration and Distribution of the Contracts

Administration

National Integrity has responsibility for administration of Separate Account II (the Separate Account) and the variable annuity contracts issued through the Separate Account (Contracts).  National Integrity has entered into Service Agreements with Integrity, WSLIC and IFS Financial Services, Inc., which is an affiliated company, to provide certain services, including administrative services for the Separate Account and the Contracts.   Compensation for these services, which are paid by National Integrity, is based on the charges and expenses incurred by the service provider, and will reflect actual costs to the extent reasonably possible.

Custodian

National Integrity is the custodian of the assets of the Separate Account.  The shares are held in book-entry form. National Integrity maintains a record of all purchases and redemptions of shares of the underlying portfolios.

Underwriter

Touchstone Securities, Inc. (Touchstone Securities), 303 Broadway, Suite 1100, Cincinnati, Ohio 45202, an indirect subsidiary of WSLIC and an affiliate of National Integrity, is the principal underwriter of the Contracts.  Touchstone Securities is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member in good standing of the Financial Industry Regulatory Authority (FINRA).  The

Contracts are offered through Touchstone Securities on a continuous basis.  The amount of distribution allowances paid to Touchstone Securities, the principal underwriter, was $27,487,812 in 2007, $28,232,921 in 2006, and $25,314,492 in 2005.  Touchstone Securities did not retain distribution allowances during these years.

Sales

The Contracts are sold by insurance agents licensed in the states where the Contracts may be lawfully sold.  The agents are also registered representatives of broker-dealers, which are registered under the Securities Exchange Act of 1934 and are members of FINRA.

We make payments to the broker-dealer firms that distribute our Contracts in the form of commissions and other incentives.  In addition to the commissions described in the prospectus, we offer up to a 1.00% annual trail commission paid quarterly to certain producers who qualify for a program called “Dynasty Trail.”  Currently, registered representatives who have at least $6,000,000.00 of business with us and maintain 90% of that business with us and meet both these standards at the end of each quarter will receive this additional commission. This program may be changed.

We may also make additional payments in the form of expense reimbursements or marketing allowances to the broker-dealers that distribute our Contracts in exchange for privileges, including additional or special access to broker-dealers’ sales staff, opportunities to provide and attend training and other conferences, and marketing enhancements of our Contracts.  The method for calculating any additional compensation may include consideration of the level of sales or assets attributable to the firm.  Not all broker-dealers receive additional compensation and the amount of compensation varies by firm.  These payments could be significant to a firm, and could be a conflict of interest.  We generally choose to compensate broker-dealers that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts.

The following list includes the names of firms that received expense reimbursement or marketing allowance payments of more than $5,000 with respect to annuities sold for National Integrity, and its parent company, Integrity, during the last calendar year.

Affiliated Financial Services
Cadaret Grant Agency
Essential Group Services
Investacorp, Inc.
Securities America, Inc.
Vanderbilt Securities, LLC
American Portfolios Financial
Debany Financial
Girard Securities
Linsco Private Ledger
Southwest Insurance Agency
Cadaret, Grant & Co., Inc.
Destination Partners
Income Protection Agency
First Montauk Securities, Inc.
Stifel, Nicolaus and Company

Performance Data and Illustrations

We may provide performance information and illustrations using performance information.  Performance information may be based on historical returns of the Subaccounts.  At any time in the future, performance will likely be higher or lower than in the past.  Historical performance does not predict future results.

Performance Data

In advertisements or in information furnished to you, we may provide the average annual total return and the cumulative total return of the units of the Subaccounts.  The money market option may also from time to time include the yield and effective yield of its units.  Performance information is computed separately for each Subaccount in accordance with the formulas described below.

Total return reflects all aspects of the return of a Subaccount, including the automatic reinvestment of all distributions and the deduction of all charges that apply on an annual basis.  Performance represents annualized percentage change in net assets of a Subaccount, based on a hypothetical $1,000 investment, the performance of the underlying portfolios and the charges that would have been made during the periods shown.  Premium taxes, if applicable, are not reflected.  Returns are not annualized for periods less than one year.

Average annual total returns are calculated by determining the growth or decline in value of a hypothetical

2

investment in the Subaccount over certain periods, including 1, 3, 5, and 10 years and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period.

Investors should realize that a Subaccount’s performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical periods as opposed to the actual historical performance of a Subaccount during any portion of the period shown.  Average annual returns are calculated using this formula:

P (1+T)n = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the redeemable value at the end of the period.

Standardized returns are average annual total returns calculated from the Variable Account Inception Date which represents the date the Subaccount was available in the Contract.  Standardized returns reflect a standard death benefit and the deduction of all fees and charges including portfolio level expenses, the annual mortality and expense risk charge, annual administration charge and withdrawal charges.

Non-standardized returns are calculated from the Fund Inception Date which represents the inception date of the underlying fund, rather than the date it was included in the Contract.  Performance which predates the inclusion in the Contract is hypothetical and has been adjusted to include the annual mortality and expense risk charge, and the annual administration charge.  Withdrawal charges are not reflected.

Cumulative total returns are unaveraged and reflect the simple percentage change in the value of a hypothetical investment in the Subaccount over a stated period of time.  In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year.  The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

Yields quoted in advertising reflect the change in value of a hypothetical investment in a Subaccount over a stated period of time, not taking into account capital gains or losses, or any withdrawal charges.  Yields are annualized and stated as a percentage.

Current yield and effective yield are calculated for the money market option.  Current Yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less Contract charges that would have applied during the period (the base period), and stated as a percentage of the investment at the start of the base period (the base period return).  The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Effective yield assumes that all dividends received during an annual period have been reinvested.  This compounding effect causes effective yield to be higher than current yield.  Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [(Base Period Return + 1)365/7] – 1

Individualized Illustrations

National Integrity may provide computer-generated illustrations using programs available through third party firms to provide registered representatives and existing or potential Contracts owners with individualized hypothetical illustrations.  The illustrations may include contract values and returns for some or all of the Subaccounts.  Such illustrations may include graphs, bar charts and other types of formats.

Hypothetical values may be based on: (i) the results of a hypothetical premium paid to a Contract invested in a single or multiple Subaccounts using standardized and non-standardized average annual returns; or (ii) the results of a hypothetical premium paid to a Contract using either static or variable assumed rates of return as allowed by law.

Distributions Under Tax-Favored Retirement Programs

Distributions from tax-favored plans are subject to certain restrictions.  Participants in qualified plans (other than IRAs), with the exception of five-percent owners, must begin receiving distributions by April 1

3

of the calendar year following the later of either (i) the year in which the participant reaches age 70 ½ or (ii) the calendar year in which the participant retires.  Participants in Traditional IRAs or 5% owners must begin receiving distributions by April 1 of the calendar year following the year in which the participant reaches age 70 ½.  Distribution from certain TSA plans can be deferred until age 75.  Additional distribution rules apply after the participant’s death.  If you do not take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed.  There are no mandatory distributions from Roth IRAs.

Distributions from qualified plans (other than traditional IRAs) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order (payee), in the form of a lump sum settlement, partial withdrawal or periodic annuity payments for a fixed period of fewer than 10 years, are subject to mandatory federal income tax withholding of 20% of the taxable amount of the distribution, unless (i) the payee directs the transfer of such amounts to another qualified plan or Traditional IRA; or (ii) the payment is a minimum distribution required under the Internal Revenue Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax premium payments.  All other types of taxable distributions are subject to a 10% federal income tax withholding unless the payee elects not to have withholding apply.

We are not permitted to make distributions from a Contract unless a request has been made.  It is therefore your responsibility to comply with the minimum distribution rules.  You should consult your tax adviser regarding these rules and their proper application.

The above description of the minimum distribution requirements and the federal income tax consequences of distributions from tax-favored retirement plans which may be funded by the Contract is only a brief summary and is not intended as tax advice.  The rules governing the provisions of plans are extremely complex and often difficult to comprehend.  If you do not fully comply with all applicable rules, which are subject to change, you may suffer adverse tax consequences.  You should consult a qualified and competent tax adviser prior to adopting a plan or purchasing a Contract in connection with a tax-favored plan.

Financial Statements

The financial statements of Separate Account II as of December 31, 2007, and for the periods indicated in the financial statements, the statutory-basis financial statements of National Integrity as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, and the statutory-basis financial statements of The Western and Southern Life Insurance Company (WSLIC) as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included in this SAI have been audited by Ernst & Young LLP, 312 Walnut Street, Cincinnati, Ohio 45202, independent registered public accounting firm, as set forth in their reports included herein.  The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on the authority of such firm as experts in accounting and auditing.

You should distinguish the financial statements of National Integrity from the financial statements of the Separate Account and consider the National Integrity financial statements only as they relate to the ability of National Integrity to meet its obligations under the Contracts.  You should consider the financial statements of WSLIC as bearing only on the ability of WSLIC to meet its obligations under the Guarantee to National Integrity policy holders dated March 3, 2000.  You should not consider the National Integrity or WSLIC financial statements as relating to the investment performance of the assets held in the Separate Account.

4

NAT Sep Acct II	August 2008

PART C - Other Information

Item 24.                     Financial Statements and Exhibits

(a)          Financial Statements:

Financial Statements included in Part A:  Condensed Financial Information for the Portfolios

Financial Statements included in Part B:  [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

National Integrity Life Insurance Company Separate Account II:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2007

Statements of Operations for the Year Ended December 31, 2007

Statements of Changes in Net Assets for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements

Stub-period financial statements through September 30, 2008

National Integrity Life Insurance Company (Depositor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2007 and 2006

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2007, 2006 and 2005

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2007, 2006 and 2005

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2007, 2006 and 2005

Notes to Financial Statements (Statutory-Basis)

Stub-period financial statements through September 30, 2008

The Western and Southern Life Insurance Company (Guarantor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2007 and 2006

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2007, 2006 and 2005

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2007, 2006 and 2005

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2007, 2006 and 2005

Notes to Financial Statements (Statutory-Basis)

Stub-period financial statements through September 30, 2008

(b)  Exhibits:

1.               Resolutions of the Board of Directors of National Integrity Life Insurance Company (National Integrity) authorizing the establishment of Separate Account II, the Registrant.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 21 to registration statement on Form N-4 (File No. 033-51126) filed on July 28, 2006.

2.               Not applicable.

3.

a.               Form of Selling/General Agent Agreement among National Integrity, Touchstone Securities, Inc. and broker dealers.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to registration statement on Form N-4 (File No. 333-44892) filed on July 19, 2006.

b.              Form of Variable Contract Principal Underwriter Agreement with Touchstone Securities, Inc. dated May 1, 2006.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to registration statement on Form N-4 (File No. 333-44892) filed on July 19, 2006.

4.

a.               Form of owner driven variable annuity contract.  [TO BE FILED BY PRE-EFFECTIVE AMENDMENT].

b.              Form of variable annuity contract.  Incorporated by reference to Registrant’s Post-Effective Amendment No.

9 to registration statement on Form N-4 (File No. 333-44892) filed on July 19, 2006.

c.               Form of Guaranteed Minimum Accumulation Benefit Rider.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 22 to registration statement on Form N-4 (File No. 033-51126) filed April 20, 2007.

d.              Form of Guaranteed Minimum Withdrawal Benefit Rider with Guaranteed Death Benefit and Schedule Page.  [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

e.               Form of Individual Guaranteed Minimum Lifetime Withdrawal Benefit and Schedule Page.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

f.                 Form of Spousal Guaranteed Minimum Lifetime Withdrawal Benefit and Schedule Page. Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

5.

a.               Form of application for owner driven contract.  [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

b.              Form of application.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to registration statement on Form N-4 (File No. 333-44892) filed on July 19, 2006.

6.

a.               Certificate of Incorporation of National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to registration statement on Form N-4 (File No. 333-44892) filed on July 19, 2006.

b.              By-Laws of National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to registration statement on Form N-4 (File No. 333-44892) filed on July 19, 2006.

7.               Reinsurance Agreement between National Integrity and Connecticut General Life Insurance Company effective January 1, 1995.  Incorporated by reference from Registrant’s Post-Effective Amendment No. 5 to registration statement on Form N-4 (File No. 33-56658), filed on May 1, 1996.

8.

a.               Form of Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and National Integrity, dated August 10, 2007, filed herewith.

b.              Form of Amendment #1 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and Integrity, dated August 10, 2007, filed herewith.

c.               Form of Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and National Integrity dated May 1, 2007, filed herewith.

d.              Form of Rule 22C-2 Agreement between Fidelity Distributors Corporation and National Integrity dated March 26, 2007, filed herewith.

e.               Form of Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributor, Inc., Touchstone Securities, Inc. and National Integrity dated January 6, 2003, amended May 4, 2004.  Incorporated by reference from Registrant’s Post-Effective Amendment No. 7 to registration statement on Form N-4 (File No. 333-44892), filed April 21, 2006.

f.                 Form of Amendment #3 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and National Integrity dated May 1, 2007, filed herewith.

g.              Form of Amendment #4 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and National Integrity dated November 29, 2007, filed herewith.

h.              Form of Participation Agreement between JPM Series Trust II and National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 11 to registration statement on Form N-4 (File No. 033-51126), filed on April 26, 1999.

i.                  Form of Rule 22C-2 Agreement between JPM Series Trust II and National Integrity dated April 17, 2007, filed herewith.

j.                  Form of Participation Agreement among PIMCO Variable Insurance Trust, Allianz Global Investors LLC and National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

k.               Form of Selling Agreement between Allianz Global Investors Distributors LLC and National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

l.                  Form of Services Agreement between Pacific Investment Management Company LLC and National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

m.            Form of Participation Agreement among Rydex Variable Trust, Rydex Distributors, Inc. and National

Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

n.              Form of Services Agreement between Rydex Distributors, Inc. and National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

o.              Form of Administrative Services Agreement between PADCO Advisors II and National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to registration statement on Form N-4 (File No. 333- 44892) filed February 5, 2008.

p.              Form of Participation Agreement among Touchstone Variable Series Trust, Touchstone Securities, Inc. and National Integrity, incorporated by reference to Registrant’s Post Effective Amendment no. 17 to registration statement on Form N-4 (File No. 033-56658) filed October 15, 2001.

q.              Form of 22c-2 Agreement between Touchstone Variable Series Trust and National Integrity dated February 14, 2008, filed herewith.

r.                 Form of Shareholder Services Agreement between Touchstone Advisors, Inc. and National Integrity dated January 1, 2008, filed herewith.

s.               Form of Participation Agreement among Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust), Deutsche Asset Management, Inc. (formerly Bankers Trust Company) and National Integrity dated October 2, 1997.  Incorporated by reference from Registrant’s Post-Effective Amendment No. 7 to registration statement on Form N-4 (File No. 333-44892), filed April 21, 2006.

t.                 Form of 22c-2 Agreement between DWS Scudder Distributors and National Integrity dated February 16, 2007, filed herewith.

u.              Form of Participation Agreement among The Universal Institutional Funds, Inc.,  Morgan Stanley  & Co., Inc., Morgan Stanley Investment Management, Incorporated and National Integrity, dated January 2, 2003 .  Incorporated by reference to Registrant’s Post-Effective Amendment No. 7 to registration statement on Form N-4 (File No. 333-44892) filed April 21, 2006.

v.              Form of 22c-2 Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co., Incorporated, Morgan Stanley Investment Management, Inc. and National Integrity dated February 16, 2007, filed herewith.

w.            Form of Administrative Service Agreement between Morgan Stanley Distribution, Inc. (successor to Morgan Stanley & Co. Incorporated) and National Integrity dated May 1, 2008, filed herewith.

x.                Form of administrative services agreement between Morgan Stanley Investment Management Inc. and National Integrity dated May 1, 2008, filed herewith.

y.              Form of Participation Agreement among Van Kampen Investments Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc. and National Integrity dated January 2, 2003.  Incorporated by reference from Registrant’s Post-Effective Amendment No. 7 to registration statement on Form N-4 (File No. 333-44892), filed April 21, 2006.

z.                Form of 22c-2 Agreement between Van Kampen Investments Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc. and National Integrity dated February 16, 2007, filed herewith.

9.               Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the securities registered.  [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

10.         Consent of Independent Registered Public Accounting Firm.  [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

11.         Not applicable.

12.         Not applicable.

13.         Powers of Attorney of the Board of Directors of The Western and Southern Life Insurance Company (WSLIC).  Incorporated by reference to Registrant’s Post-Effective Amendment No. 22 to registration statement on Form N-4 (File No. 033-51126) filed April 20, 2007.

14.         Guarantee from WSLIC to the policy holders of National Integrity.  Incorporated by reference to Registrant’s Post-Effective Amendment No. 22 to registration statement on Form N-4 (File No. 033-51126) filed April 20, 2007.

15.         Cover letter, filed herewith.

Item 25.       Directors and Officers of the Depositor

The names and principal business addresses* of the directors and officers of, and their positions with the Depositor are as follows:

Directors:
John F. Barrett	Director, Chairman of the Board
Edward J. Babbitt	Director, Secretary
Jill T. McGruder(1)	Director, President and Chief Executive Officer
John R. Lindholm(2)	Director
Robert L. Walker	Director
William J. Williams	Director
Donald J. Wuebbling	Director
Daniel J. Downing(4)	Director, Vice President
Dale Patrick Hennie(5)	Director
Eric C. Fast(6)	Director
Cameron F. MacRae III(7)	Director
Newton Phelps Stokes Merrill(8)	Director
George R. Bunn Jr.(9)	Director

Officers:

John F. Barrett	Director, Chairman of the Board
Jill T. McGruder(1)	Director, President and Chief Executive Officer
Nicholas P. Sargen(1)	Senior Vice President and Chief Investment Officer
Edward J. Haines(1)	Senior Vice President
Kevin L. Howard	Senior Vice President and General Counsel
Constance M. Maccarone	Senior Vice President
Nora E. Moushey	Senior Vice President and Chief Actuary
Floyd D. Buchannan	Vice President
John P. Ciprio(4)	Vice President
Daniel J. Downing(4)	Vice President
Maureen Firestone	Vice President
Michael F. Furgiuele(3)	Vice President
Daniel W. Harris	Vice President
D. Todd Henderson	Vice President and Chief Risk Officer
Bradley J. Hunkler	Vice President and Controller
Phillip E. King	Vice President and Auditor
Paul M. Kruth(1)	Vice President
Michael R. Moser	Vice President and Chief Compliance Officer
Gerald Rusnak	Vice President
Denise L. Sparks	Vice President
Richard K. Taulbee	Vice President
James J. Vance(1)	Vice President and Treasurer
Patricia J. Wilson(1)	Vice President
Donald P. Myers	Assistant Vice President
Andrew P. Shull	Assistant Vice President
John A. Tak	Assistant Vice President
Gerald J. Ulland	Assistant Vice President
M. Lisa Cooper	Product Compliance Officer
Michael W. Collier	Manager, Financial Services
Marvin J. Cox, Jr.	Manager, New Business
David L. DiMartino	Managing Actuary
Edward J. Babbitt	Secretary
Thomas M. Barth	Assistant Treasurer
Douglas B. Perry(1)	Assistant Treasurer
Cheryl J. Stotts	Assistant Treasurer
Timothy D. Speed	Assistant Treasurer
Sharon Cummings(1)	Licensing Officer
Brenda L. Feige(1)	Manager, Licensing
Cynthia A. Lyons	Manager, Annuity Operations
Dawn M. Baca-Travis(4)	Assistant Manager

*The principal business address for the above is 400 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 303 Broadway, Cincinnati, Ohio 45202

(2) Principal Business Address: 3600 Chamberlain Lane, Suite 736, Louisville, KY 40241

(3) Principal Business Address: 333 Ludlow Street, Stamford, Connecticut 06902

(4) Principal Business Address: 15 Matthews Street, Goshen, New York 10924

(5) Principal Business Address: 990 Hickoryview Drive, Cincinnati, OH 45233

(6) Principal Business Address: 100 First Stamford Place, Stamford, Connecticut 06902

(7) Principal Business Address: 125 West 55th Street, New York, NY 10019

(8) Principal Business Address: 262 Central Park West, Apt. 12B, New York, NY 10024

(9) Principal Business Address: 126 East 56th Street, 12th Floor, New York, NY 10022-3584

Item 26.                     Persons Controlled by or Under Common Control with National Integrity or Registrant

Affiliate	State	Entity	Ownership	Type of Business
303 Broadway QCS, LLC	Ohio	LLC	100% owned by The Western and Southern Life Insurance Company (WSLIC)	owns/operates real estate
Airport Exchange Hotel Partners	Kentucky	General Partnership	74% owned by WS Airport Exchange GP, LLC; 1% owned by (ERI)	owns/operates real estate
AMLIWS Summit Ridge, LLC	Missouri	LLC	74% owned by WSLIC, 1% owned by ERI	Owns/operates real estate
Buckeye Venture Partners, LLC	Ohio	LLC	60% owned by Fort Washington Investment Advisors, Inc. (FWIA)	private equity fund management
Capital Analysts Agency, Inc.	Ohio	Corporation	99% owned by CAI	insurance agency
Capital Analysts Agency, Inc.	Texas	Corporation	100% owned by an individual who is a resident of Texas under contractual association with CAI	insurance agency
Capital Analysts Incorporated (CAI)	Delaware	Corporation	100% owned by Columbus Life Insurance Company	broker-dealer and investment advisor
Capital Analysts Insurance Agency, Inc.	Alabama	Corporation	100% owned by CAI	general insurance agency
Capital Analysts Insurance Agency, Inc.	Massachusetts	Corporation	100% owned by CAI	general insurance agency
Carmel Holdings, LLC	Ohio	LLC	49% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	ownership of real estate entity
Carmel Hotel Investor, LLC	Ohio	LLC	100% owned by Carmel Holdings, LLC	ownership of real estate entity
Carmel Hotel, LLC	Indiana	LLC	74% owned by Carmel Hotel Investor, LLC; 1% owned by ERI	owns/operates real estate
Carthage Senior Housing, Ltd.	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns/operates real estate
Centreport Hotels LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
Centreport Partners LP	Texas	Limited Partnership	25.25% owned by WSLIC; 49% owned by WSLR Dallas LLC, 1% owned by ERI	owns/operates real estate
Cleveland East Hotel, LLC	Ohio	LLC	74% owned by WSALD CEH, LLC; 1% owned by ERI	owns/operates real estate
Columbus Hotel Partners	Ohio	General Partnership	74% owned by WS Columbus Homewood GP, LLC; 1% owned by ERI	owns/operates real estate
Columbus Life Insurance Company	Ohio	Corporation	100% owned by WSLIC	Insurance Company
Country Place Associates	Ohio	General Partnership	90% owned by WS Country Place GP, LLC; 10% owned by ERI	owns/operates real estate
Courtyard Nursing Care, LLC	Ohio	LLC	100% owned by WSLAC	owns/operates real estate
Dublin Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Columbus LLC, 1% owned by ERI	owns/operates real estate

Eagle Realty Group, LLC	Ohio	LLC	100% owned by W&S Operating Holdings, LLC	real estate holding company
Eagle Realty Investments, Inc. (ERI)	Ohio	Corporation	100% owned by Eagle Realty Group, LLC	real estate
Fort Washington Active Fixed Income LLC	Delaware	LLC	Managing Member Fort Washington Fixed Income LLC and investors include WSLIC	managing member for private fixed income fund
Fort Washington Capital Partners, LLC (FWCP)	Ohio	LLC	100% owned by FWIA	managing partner for private equity funds
Fort Washington Fixed Income Alpha LLC	Delaware	LLC	Managing Member Fort Washington Fixed Income LLC; investors include WSLIC	private fixed income fund.
Fort Washington Fixed Income LLC	Delaware	LLC	100% owned by FWIA	private fixed income fund
Fort Washington High Yield Investors II, LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington High Yield Investors LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington Investment Advisors, Inc. (FWIA)	Ohio	Corporation	100% owned by W&S Operating Holdings, LLC	registered investment adviser
Fort Washington Private Equity Investors II, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors III, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors IV, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-B, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI, L.P.	Delaware	Limited Partnership	general partner is FWPEI VI GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI-B, L.P.	Delaware	Limited Partnership	general partner is FWPEI VI GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI-VC, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-VC, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Savings Company	Ohio	Corporation	100% owned by WSLIC	bank
FWPEI V GP, LLC	Delaware	LLC	100% owned by FWIA	general partner of the 3 private equity funds
FWPEI VI GP, LLC	Delaware	LLC	100% owned by FWIA	general partner of the 3 private equity funds
Galveston Summerbrooke Apts., LLC	Texas	LLC	54% owned by Summerbrooke Apartments Investor, LLC; 1% owned by ERI	owns/operates real estate
IFS Agency Services, Inc.	Pennsyl-vania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Agency, Inc.	Texas	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Financial Services, Inc. (IFS)	Ohio	Corporation	100% owned by Western-Southern Life Assurance Company (WSLAC)	development and marketing of financial products for distribution
IFS Fund Distributors, Inc.	Delaware	Corporation	100% owned by IFS	registered broker dealer

IFS General Agency, Inc.	Pennsyl-vania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Insurance Agency, Inc.	Ohio	Corporation	99% owned by IFS	general insurance agency
Insurance Profillment Solutions, LLC	Ohio	LLC	100% owned by WSLIC	insurance marketing services
Integrity Life Insurance Company	Ohio	Corporation	100% owned by WSLIC	Insurance Company
IR Mall Associates, Ltd.	Florida	LP	49.50% owned by WSLIC	owns/operates real estate
IR Mall Company, L.C.	Florida	LLC	50% owned by ERI	owns/operates real estate
Kentucky Co-Investment Partners, L.P.	Delaware	LP	general partner is FWCP	private equity fund
LaFrontera Hotel LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
LaFrontera Lodging Partners LP	Texas	Limited Partnership	74.25% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
Lookout Corporate Center	Ohio	Joint Venture	50% owned by WS Lookout GP, LLC	owns/operates real estate
Mission Club Apartments General Partnership	Florida	General Partnership	95.5% owned by WSLIC, 4.5% owned by ERI	owns/operates real estate
New Mexico Co-Investment Partners, L.P.	Delaware	LP	general partner is FWCP	private equity fund
North Pittsburgh Hotel LLC	Pennsyl-vania	LLC	74% owned by WSALD NPH, LLC; 1% owned by ERI	owns/operates real estate
Northeast Cincinnati Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Cincinnati LLC, 1% owned by ERI	owns/operates real estate
OTR Housing Associates, L.P.	Ohio	LP	98% owned by WSLIC; 1% owned by ERI	owns/operates real estate
OTR Redevelopment Group, LLC	Ohio	LLC	100% owned by OTR Walnut Housing, Ltd.	ownership of real estate
OTR Transitional Housing, L.P.	Ohio	LP	99% owned by WSLIC	owns/operates real estate
OTR-Walnut Housing, Ltd.	Ohio	LLC	100% owned by ERI	owns/operates real estate
Park Avenue Lofts, LLC	Colorado	LLC	49% owned by Uptown Denver Investor, LLC; 1% owned by ERI	owns/operates real estate
Queen City Development I, LLC	Ohio	LLC	100% owned by Eagle Realty Group, LLC	operation of real estate
Race Street Development, Ltd.	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
Seasons Health Care Limited Partnership	Ohio	Limited Partnership	90% owned by WSLAC, 10% owned by Courtyard Nursing Care, LLC	owns/operates real estate
ServerVault Corp.	Delaware	Corporation	50% owned by WSLIC	technology
Shelbourne Campus Properties, LLC	Delaware	LLC	54% owned by Shelbourne Housing Investor, LLC; 1% owned by ERI	owns/operates real estate
Shelbourne Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	ownership in real estate entity
Shelbourne Housing Investor, LLC	Ohio	LLC	100% owned by Shelbourne Holdings, LLC	ownership in real estate entity
Sixth and Race Development, LLC	Ohio	LLC	71% owned by Race Street Development, Ltd., 25% owned by ERI	owns/operates real estate
Skyport Hotel LLC	Kentucky	LLC	25% owned by WSLIC, 49% owned by WSLR Skyport LLC; 1% owned by ERI	owns/operates real estate
Summerbrooke Apartments Investor, LLC	Ohio	LLC	100% owned by Summerbrooks Holdings, LLC	ownership in real estate entity
Summerbrooke Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	ownership in real estate entity

The Lafayette Life Insurance Company	Indiana	Corporation	100% owned by Western & Southern Financial Group, Inc. (WSFG)	Insurance company
The Ohio Capital Fund LLC	Ohio	LLC	60% owned by FWIA and managed by Buckeye Venture Partners, LLC	private equity fund
The Western and Southern Life Insurance Company (WSLIC)	Ohio	Corporation	100% owned by WSFG	Insurance company
Todd Investment Advisors, Inc.	Kentucky	Corporation	100% owned by FWIA	investment adviser
Touchstone Advisors, Inc.	Ohio	Corporation	100% owned by IFS	investment adviser
Touchstone Securities, Inc.	Nebraska	Corporation	100% owned by WSLAC	securities broker-dealer
Tri-State Growth Capital Fund I, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures, LLC and investors include WSLIC	private equity fund
Tri-State Growth Capital Fund II, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures II, LLC and investors include WSLIC	private equity fund
Tri-State Ventures II, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Tri-State Ventures, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Union Centre Hotel LLC	Ohio	LLC	25% owned by WSLIC; 49% owned by WSLR Union LLC; 1% owned by ERI	owns/operates real estate
Uptown Denver Apartment Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	ownership in real estate entity
Uptown Denver Investor, LLC	Ohio	LLC	100% owned by Uptown Denver Apartment Holdings, LLC	ownership in real estate entity
Vinings Trace, LLC	Indiana	LLC	99% owned by WSLIC, 1% owned by ERI	owns/operates real estate
Vulcan Hotel LLC	Alabama	LLC	25% owned by WSLIC; 49% owned by WSLR Birmingham LLC; 1% owned by ERI	owns/operates real estate
W&S Brokerage Services, Inc.	Ohio	Corporation	100% owned by WSLAC	investment advisor and broker dealer
W&S Financial Group Distributors, Inc.	Ohio	Corporation	100% owned by IFS	general insurance agency
W&S Operating Holdings, LLC	Ohio	LLC	100% owned by WSLIC	ownership of operating entities
W&S Real Estate Holdings, LLC	Ohio	LLC	100% owned by WSLIC	Owns real estate entities
WestAd Inc.	Ohio	Corporation	100% owned by WSLIC	general advertising, and publishing
Western & Southern Agency Services, Inc.	Pennsyl-vania	Corporation	100% owned by WSLIC	general insurance agency
Western & Southern Agency, Inc.	Ohio	Corporation	100% owned by WSLIC	general insurance agency
Western & Southern Financial Fund Inc	Ohio	Non Profit Corporation	N/A	charitable giving
Western & Southern Financial Group, Inc. (WSFG)	Ohio	Corporation	100% owned by WSMHC	holding company
Western & Southern Mutual Holding Company (WSMHC)	Ohio	Corporation	Mutual	holding company
Western-Southern Life Assurance Company (WSLAC)	Ohio	Corporation	100% owned by WSLIC	insurance company
West-Whi Columbus NW Partners	Ohio	General Partnership	74% owned by WS Columbus Northwest GP, LLC; 1% owned by ERI	owns/operates real estate
Windsor Hotel LLC	Connecti-cut	LLC	25% owned by WSLIC; 49% owned by WSLR Hartford LLC; 1% owned by ERI	owns/operates real estate

Wright Executive Hotel Limited Partners	Ohio	LP	60.50% owned by WSLIC; 0.61% owned by WS Wright Hotel GP, LLC	owns/operates real estate
WS Airport Exchange GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Columbus Homewood GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Columbus Northwest GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Country Place GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Lookout JV, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Wright Hotel GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WSA Commons, LLC	Georgia	LLC	50% owned by WSLIC	owns/operates real estate
WSALD CEH, LLC	Ohio	LLC	50% owned by WSLIC	owns/operates real estate
WSALD NPH, LLC	Ohio	LLC	50% owned by WSLIC; 1% owned by ERI	Owns/operate real estate
WSL Partners, L.P.	Delaware	LP	GP is FWCP; investors include WSLIC	private equity fund
WSLR Birmingham LLC	Ohio	LLC	100% owned by WSLR LLC	ownership of real estate
WSLR Cincinnati LLC	Ohio	LLC	100% owned by WSLR LLC	ownership of real estate
WSLR Columbus LLC	Ohio	LLC	100% owned by WSLR LLC	ownership of real estate
WSLR Dallas LLC	Ohio	LLC	100% owned by WSLR LLC	ownership of real estate
WSLR Hartford LLC	Ohio	LLC	100% owned by WSLR LLC	ownership of real estate
WSLR Holdings LLC	Delaware	LLC	24.49% owned by WSLIC	owns real estate entity
WSLR LLC	Delaware	LLC	100% owned by WSLR Holdings, LLC	owns real estate entities
WSLR Skyport LLC	Ohio	LLC	100% owned by WSLR LLC	ownership of real estate
WSLR Union LLC	Ohio	LLC	100% owned by WSLR LLC	ownership of real estate

Item 27.       Number of Contract Owners

As of July 31, 2008, there were 4,882 contract owners of Separate Account II of National Integrity.

Item 28.       Indemnification

National Integrity’s By-Laws provide, in Article VII, Section 7.1 provides:

To the extent permitted by the laws of the State of New York, subject to all applicable requirements thereof:

(a)  any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator, or intestate, is or was a director, officer, employee or incorporator of the Company shall be indemnified by the Company;

(b)  any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate serves or served any other organization on any capacity at the request of the Company may be indemnified by the Company; and

(c)  the related expenses of any such person in any other of said categories may be advanced by the Company.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.       Principal Underwriters

(a)       Touchstone Securities, Inc. (Touchstone Securities) is the principal underwriter for Separate Account II of National Integrity Life Insurance Company.  Touchstone Securities also serves as an underwriter for Separate Accounts I of National Integrity Life Insurance Company, Separate Accounts I, II and VUL of Integrity Life Insurance Company, Western-Southern Life Assurance Company’s Separate Accounts 1 and 2, Columbus Life Insurance Company Separate Account I and for several series of Touchstone Variable Series Trust, Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Institutional Funds Trust and Touchstone Funds Group Trust, each of which is affiliated with the Depositor.

(b)       The names and principal business addresses* of the officers and directors of, and their positions with, Touchstone Securities, Inc. are as follows:

Directors:
James N. Clark(1)	Director
Jill T. McGruder	Director
Donald J. Wuebbling(1)	Director

Officers:
James H. Grifo	President
Richard K. Taulbee(1)	Vice President
Patricia J. Wilson	Chief Compliance Officer
James J. Vance	Vice President and Treasurer
Terrie A. Wiedenheft	Chief Financial Officer
Douglas B. Perry	Assistant Treasurer
Timothy D. Speed(1)	Assistant Treasurer
Cheryl J. Stotts	Assistant Treasurer
Rhonda S. Malone(1)	Secretary

*The principal business address for the above is 303 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

(c) Not applicable.

Item 30.       Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by National Integrity at 400 Broadway, Cincinnati, Ohio 45202 or 15 Matthews Street, Suite 200, Goshen, New York 10924.

Item 31.       Management Services

There are currently no management-related services provided to the Registrant.

Item 32.       Undertakings

The Registrant hereby undertakes:

(a)          to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements of the Registrant, Depositor and Guarantor in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)         to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)          to deliver any Statement of Additional Information and any financial statements required to be made available under this Form, including the WSLIC financial statements,  promptly upon written or oral request.

(d)         to update the registration statement if WSLIC terminates its guarantee to National Integrity policy holders.

During any time there are insurance obligations outstanding and covered by the Guarantee issued by WSLIC, filed as an exhibit to this registration statement, National Integrity hereby undertakes to provide notice to contract owners promptly after the happening of significant events related to the Guarantee.  These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; or (iii) the insolvency of WSLIC.

National Integrity represents that the aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by National Integrity.

National Integrity represents that it recognizes the requirements of Section 17(h) of the Investment Company Act of 1940, specifically that it shall not protect or purport to protect any director or officer of the Registrant or Depositor against any liability to them or to their security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, the Depositor and the Guarantor, certify that have duly caused this amendment to the Registration Statement to be signed on their behalf, in the City of Cincinnati and State of Ohio on this 18th day of August 2008.

SEPARATE ACCOUNT II OF
NATIONAL INTEGRITY LIFE INSURANCE COMPANY
(Registrant)

By: National Integrity Life Insurance Company
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

NATIONAL INTEGRITY LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 18th day of August 2008.

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

The following persons, in the capacities and on the dates indicated, have signed this amendment to the Registration Statement as required by the Securities Act of 1933:

PRINCIPAL EXECUTIVE OFFICER:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO
August 18, 2008

PRINCIPAL FINANCIAL OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Comptroller
August 18, 2008

PRINCIPAL ACCOUNTING OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Comptroller
August 18, 2008

DIRECTORS:

/s/ John F. Barrett	/s/ Robert L. Walker
John F. Barrett	Robert L. Walker
August 18, 2008	August 18, 2008

/s/ Edward J. Babbitt	/s/ William J. Williams
Edward J. Babbitt	William J. Williams
August 18, 2008	August 18, 2008

/s/ John R. Lindholm	/s/ Donald J. Wuebbling
John R. Lindholm	Donald J. Wuebbling
August 18, 2008	August 18, 2008

/s/ Jill T. McGruder
Jill T. McGruder
August 18, 2008

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Guarantor has duly caused this amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 18th day of August 2008.

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

PRINCIPAL EXECUTIVE OFFICER:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO
August 18, 2008

PRINCIPAL FINANCIAL OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
August 18, 2008

PRINCIPAL ACCOUNTING OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
August 18, 2008

DIRECTORS:

/s/ John F. Barrett	/s/ Edward S. Heenan, attorney-in-fact for George H. Walker, III
John F. Barrett	George H. Walker, III
August 18, 2008	August 18, 2008

/s/ Edward S. Heenan, attorney-in-fact for James N. Clark	/s/ Edward S. Heenan, attorney-in-fact for Thomas L. Williams
James N. Clark	Thomas L. Williams
August 18, 2008	August 18, 2008

/s/ Edward S. Heenan, attorney-in-fact for Jo Ann Davidson	/s/ Edward S. Heenan, attorney-in-fact for William J. Williams
Jo Ann Davidson	William J. Williams
August 18, 2008	August 18, 2008

/s/ Edward S. Heenan, attorney-in-fact for Eugene P. Ruehlmann	/s/ Edward S. Heenan, attorney-in-fact for Donald A. Bliss
Eugene P. Ruehlmann	Donald A. Bliss
August 18, 2008	August 18, 2008